Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 May 2013

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group’s potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis in appendix 1 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis in appendix 1. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non-Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure. Lastly, the Basel III net stable funding ratio, fully loaded Basel III ratio and liquidity coverage ratio represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Disposal groups
Since 2011, the assets and liabilities relating to the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), were classified within Disposal groups. Santander's withdrawal from the sale in October 2012 has led the Group to conclude that a sale within 12 months is unlikely; accordingly in the balance sheets at 31 December 2012 and 31 March 2013 the assets and liabilities of the UK branch-based businesses are not included within Disposal groups. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not permit restatement on reclassification.

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in Direct Line Group and has ceded control. This fulfils the Group’s plan to cede control of Direct Line Group by the end of 2013 and is a step toward complete disposal by the end of 2014, as required by the European Commission.

The Group now holds 48.5% of the issued ordinary share capital of Direct Line Group. Consequently, in the Q1 2013 Group results Direct Line Group is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter.

Presentation of information (continued)

Revisions
Revised allocation of Business Services costs
In the first quarter of 2013, the Group transferred certain direct costs from Business Services to US Retail & Commercial, and has also reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 ‘Employee Benefits’ (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses eliminating the corridor approach; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax for the quarters ended 31 December 2012 and 31 March 2012 of £21 million.

Implementation of IFRS 10 ‘Consolidated Financial Statements’
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity); prior periods have been restated.

Condensed consolidated income statement
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Interest receivable	4,279	4,439	4,934
Interest payable	(1,609)	(1,666)	(2,019)

Net interest income	2,670	2,773	2,915

Fees and commissions receivable	1,316	1,374	1,485
Fees and commissions payable	(210)	(245)	(179)
Income from trading activities	1,115	474	212
(Loss)/gain on redemption of own debt	(51)	-	577
Other operating income	612	227	(800)

Non-interest income	2,782	1,830	1,295

Total income	5,452	4,603	4,210

Staff costs	(1,887)	(1,656)	(2,508)
Premises and equipment	(556)	(592)	(562)
Other administrative expenses	(763)	(2,506)	(883)
Depreciation and amortisation	(387)	(498)	(457)
Write-down of goodwill and other intangible assets	-	(124)	-

Operating expenses	(3,593)	(5,376)	(4,410)

Profit/(loss) before impairment losses	1,859	(773)	(200)
Impairment losses	(1,033)	(1,454)	(1,314)

Operating profit/(loss) before tax	826	(2,227)	(1,514)
Tax charge	(350)	(39)	(138)

Profit/(loss) from continuing operations	476	(2,266)	(1,652)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group (1)	127	(351)	88
- Other	2	6	5

Profit/(loss) from discontinued operations, net of tax	129	(345)	93

Profit/(loss) for the period	605	(2,611)	(1,559)
Non-controlling interests	(131)	108	14
Preference share and other dividends	(81)	(115)	-

Profit/(loss) attributable to ordinary and B shareholders	393	(2,618)	(1,545)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations (2)	2.6p	(21.6p)	(15.0p)

Basic and diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations (2)	3.5p	(23.6p)	(14.2p)

Notes:
(1)	Includes a gain on disposal of £72 million in Q1 2013 and the write-down of goodwill of £394 million in Q4 2012.
(2)	Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.

Comment

Stephen Hester, Group Chief Executive, commented:
These results show pleasing progress in delivering a strong and valuable RBS for all our stakeholders. We expect to substantially complete the Bank’s restructuring phase during 2014. We are seeing the start of a pick-up in loan demand and have a strong surplus of funds ready and available to fully support economic recovery. Across the Group we are working hard to improve what we do for customers and to better position the Bank for future growth.

Capital ratios continue to improve, underpinning our confidence in RBS’s standalone strength. Unwanted assets are shrinking, with Non-Core set to complete the current sell-down phase at the end of 2013. Irish losses seem to have turned the corner, falling 47% year on year.

RBS as a whole made a pre-tax operating profit of £826 million this quarter, with our Core businesses performing solidly given the economic environment. We are focused on completing the additional restructuring required of us. While challenges remain, we expect RBS to be able to provide both good customer service and improving returns for shareholders in the coming years.

Banking culture has rightly received much focus in recent months. At its core is the need to permanently ensure that serving customers well lies at the heart of what we do and that all our people re-engage in the task of improving further the way in which we contribute to our customers and to the world around us more broadly. RBS is intensively engaged across all its people and activities in this cause.

There is hard work still ahead for the economy and our industry. Nonetheless, our sights are set on moving RBS beyond its restructuring phase towards the ambition of building a really good bank for customers and for all we serve.

Highlights

Successful rebuild of financial strength
•	RBS’s Core Tier 1 ratio strengthened by 50 basis points to 10.8%, largely driven by the continuing reduction in Non-Core and Markets risk-weighted assets.

•	On a fully loaded Basel III basis, the Group’s Core Tier 1 ratio improved by 50 basis points to 8.2%.

•	Non-Core funded assets were reduced by £5 billion to £53 billion and the division is on track to hit its target of £40 billion by the end of 2013.

•	Continuing deposit inflows improved the loan:deposit ratio to 99%, and our liquidity pool of £158 billion covered short-term wholesale funding of £43 billion by 3.7 times.

•	Risk elements in lending fell by £1 billion and provision coverage was further strengthened in Non-Core and Ulster Bank. The Group charge for loan impairments fell 20% versus prior year.

•	Credit trends in Ireland are turning a corner, with Ulster Bank Core and Non-Core impairment losses down 27% from Q1 2012 and 29% from Q4 2012.

Operating performance is resilient
•	Group operating profit before tax was £826 million, £577 million excluding own credit adjustment of £249 million, compared with a loss of £2,227 million in Q4 2012.

•	Profit attributable to shareholders was £393 million, or £194 million excluding the impact of own credit adjustments of £199 million.

•
Core operating profit of £1,334 million compares with £1,495 million in Q4 2012 and £1,639 million in Q1 2012. Retail & Commercial profits were up 12% from Q1 2012 to £1,010 million, with Ulster Bank posting a material improvement. Markets showed a seasonal increase versus Q4 2012 to £278 million, though down significantly relative to the prior year’s strong first quarter.

•	Non-Core operating losses of £505 million were 46% lower than in Q4 2012, driven by a further reduction in impairments.

Good progress in business restructuring
•	The sale of a further tranche of Direct Line Group shares in March took the Group’s stake below 50%, in line with the European Commission (EC) state aid agreement.

•
The Group continues to work towards a full separation and initial public offering of its branch-based business that is mandated for disposal by the EC. The business is profitable and well-funded, and we continue to have discussions with potential investors in the business. We anticipate re-branding this business under the Williams & Glyn’s name.

•
As indicated in the Group’s 2012 report on Form 6-K filed with the Securities and Exchange Commission on March 11, 2013, the Markets business is being restructured with a 2014 target of reducing risk-weighted assets to £80 billion, on a Basel III basis. Our intention is to sustain the business’s core strengths in fixed income products while focusing on serving our corporate and investor clients well.

Highlights (continued)

Continuing commitment to customers
•	RBS is committed to serving its customers well. Right across our business this is our top priority, to sustain and to improve what we do.

•
Core lending to SMEs(1) rose 1% from Q4 2012 to £34 billion, while the wider market remained flat. UK residential mortgage lending remained broadly stable at £110.2 billion. UK Retail mortgage balances stand 33% above 2008 levels, although Q1 2013 volumes were affected by extensive staff retraining.

•
During Q1 2013 RBS has been pleased to offer over £1.5 billion of discounted loans to SMEs and more than £327 million of mortgages to homebuyers in association with the Bank of England’s Funding for Lending Scheme (FLS). Given its very strong liquidity position, RBS has had no need to draw on this public funding during the quarter.

•
During the quarter RBS offered more than £13 billion of loans and facilities to UK businesses, including £8 billion to SMEs, and renewed nearly £7 billion of overdrafts, of which £2 billion was for SMEs.

•	The average interest rate charged on RBS’s SME loans was 3.88% in Q1 2013, down from 3.93% in the prior quarter and from 4.14% in Q1 2012.

•	The Group has maintained broadly stable market shares across its major customer franchises. Net Promoter Scores improved slightly in Q1 2013 in a number of key areas.

•	Efforts to simplify processes and improve customer experience continue; changes to the current account opening process are being piloted that have so far significantly reduced account opening times.

Outlook
RBS expects continued good progress on all ‘safety and soundness’ measures including a fully loaded Basel III Core Tier 1 ratio of around 9% by the end of 2013.

The Bank has strong ability to fund lending growth as customer demand grows.

Operating results in Retail and Commercial banking are expected to be resilient with modest improvement in net interest margin, cost reduction and improving impairment trends. Income is likely to mirror customer activity levels.

Markets-related income remains difficult to predict but we expect a muted year overall as the business transitions towards its revised steady-state shape and size.

We expect to deliver Group operating costs (excluding Direct Line Group) below market consensus expectations of c.£13.2 billion this year, with further meaningful cost reductions in 2014 and 2015.

Note:
(1)	Core SME lending excludes Non-Core and commercial property lending.

Business update

Supporting our UK customers
RBS is determined to support its customers responsibly and well, through lending as well as in other ways.

In Q1 2013, RBS:
•	Supplied £13.2 billion of loans and facilities to UK business, including £7.8 billion to SME customers;

•	Renewed £6.5 billion of UK business overdrafts, including £1.7 billion for SMEs;

•	Offered £1.5 billion of discounted loans to nearly 8,500 SMEs in association with the Bank of England’s Funding for Lending Scheme (FLS);

•	Accounted for 35% of all SME lending in the UK, compared with overall customer market share of 24%(1); and

•	Advanced £3.6 billion of mortgages to around 28,000 UK homeowners, including £327 million of discounted FLS loans.

RBS core lending to UK business, excluding commercial property lending, was broadly stable in Q1 2013 at £64.1 billion.

Within this total, core lending to SMEs rose over 1% to £34 billion, compared with a flat overall market. Manufacturing was amongst the sectors where loan growth was strongest, up 10% versus Q4 2012.

Loan applications rose slightly from the prior quarter to 49,000, though they remained lower than in Q1 2012 and repayment levels are still high. RBS continues to approve over 90% of loan applications. The most significant category of declines is on the grounds of ability to repay. The average interest rate charged on RBS’s SME loans was 3.88% in Q1, down from 3.93% in Q4 2012 and 4.14% in Q1 2012.

Many SME customers are still building up cash balances. This is reflected in overdraft utilisation rates, down to 43% compared with 46% in Q1 2012, and in customer deposits, up 3% to £54.7 billion.

UK residential mortgage lending was broadly stable in the quarter at £110.2 billion. Since 2008, UK Retail mortgage balances have risen by 33% in a market that has risen by only 3%. Activity was lower in Q1 2013 than in Q4 2012 as a result of extensive retraining of UK Retail’s mortgage advisers, which reduced adviser availability for new appointments in December 2012 and limited the loan pipeline.

(1)	Source: British Bankers’ Association and RBS internal data.

Business update (continued)

Supporting our UK customers (continued)
RBS has continued to promote the Bank of England’s Funding for Lending Scheme (FLS), and was pleased to offer £1.5 billion of discounted loans to nearly 8,500 SMEs in association with the FLS. The Group’s very strong liquidity position, however, meant it had no need to draw on this public funding during the quarter.

Published data for the FLS includes commercial property lending, where RBS continues to run off excess exposures. Although changes to the scheme announced in April will bring asset and invoice finance in scope, Q1 data currently excludes business credit supplied through Lombard and RBS Invoice Finance. RBS’s FLS net lending in Q1 2013 was +£0.9 billion (up 1%) when adjusted for these inclusions and for commercial property run-off.

Analysis of results

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Net interest income	£m	£m	£m

Net interest income	2,670	2,773	2,915

Average interest-earning assets	559,672	566,233	629,318

Net interest margin
- Group	1.93%	1.95%	1.86%
- Retail & Commercial (1)	2.90%	2.91%	2.91%
- Non-Core	(0.25%)	0.29%	0.31%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points
Net interest income was affected in the period by the lower day count. The impact of declining income from UK deposit hedges continued to weigh on margins, largely offset by deposit repricing. Net interest margin was flat quarter on quarter and up 6 basis points year-on-year.

Q1 2013 compared with Q4 2012
•
Net interest income fell by £103 million, largely reflecting continued run-off and divestment in Non-Core and a lower day count in Q1 2013 which particularly affected R&C. Excluding the impact of the lower day count, R&C net interest income was resilient, with continued lower rates on current account hedges and a small decline in asset volumes partly offset by improved rates on deposits.

•	Average interest-earning assets fell by a further £7 billion in line with the Group’s planned balance sheet reductions in Non-Core and Markets.

•	R&C NIM was 1 basis point lower, primarily driven by UK Retail with continued lower rates on current account hedges and the non-repeat of an internal funding benefit in Q4 2012.

•	Group NIM remained decreased 2 basis points to 1.93% as lower Group Treasury funding costs offset declines in R&C and Non-Core NIM.

Q1 2013 compared with Q1 2012
•	Group NIM was up 7 basis points, largely reflecting a smaller liquidity portfolio and the decline of lower-yielding Non-Core assets as the division continued to shrink.

•
A £245 million fall in net interest income was driven by continuing pressure on liability margins in the R&C businesses as deposit hedges roll off as well as significantly lower interest-earning assets.

•	A £70 billion reduction in average interest-earning assets reflected the reduction in Non-Core and International Banking assets along with planned run-off of the low-yielding liquidity buffer.

For details on the Group’s average balance sheet refer to pages 67 and 68.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Non-interest income	£m	£m	£m
Fees and commissions receivable
- managed basis	1,317	1,375	1,487
- Direct Line Group discontinued operations	(1)	(1)	(2)

Statutory basis	1,316	1,374	1,485
Fees and commissions payable
- managed basis	(284)	(324)	(290)
- Direct Line Group discontinued operations	74	80	111
- RFS Holdings minority interest	-	(1)	-

Statutory basis	(210)	(245)	(179)
Net fees and commissions
- managed basis	1,033	1,051	1,197
- Direct Line Group discontinued operations	73	79	109
- RFS Holdings minority interest	-	(1)	-

Statutory basis	1,106	1,129	1,306
Income from trading activities
- managed basis	1,015	567	1,264
- Asset Protection Scheme	-	-	(43)
- own credit adjustments*	99	(98)	(1,009)
- Direct Line Group discontinued operations	1	4	-
- RFS Holdings minority interest	-	1	-

Statutory basis	1,115	474	212

(Loss)/gain on redemption of own debt - statutory basis	(51)	-	577

Other operating income
- managed basis (1)	381	381	725
- strategic disposals**	(6)	(16)	(8)
- own credit adjustments*	150	(122)	(1,447)
- Direct Line Group discontinued operations	(14)	(16)	(53)
- RFS Holdings minority interest	101	-	(17)

Statutory basis	612	227	(800)

Insurance net premium income (to 12 March 2013)
- managed basis	699	919	938
- Direct Line Group discontinued operations	(699)	(919)	(938)

Statutory basis	-	-	-

Total non-interest income - managed basis	3,128	2,918	4,124

Total non-interest income - statutory basis	2,782	1,830	1,295

* Own credit adjustments impact:
Income from trading activities	99	(98)	(1,009)
Other operating income	150	(122)	(1,447)

Own credit adjustments	249	(220)	(2,456)

**Strategic disposals
Loss on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	(8)	-
- Other	(6)	(8)	(8)

	(6)	(16)	(8)

Note:
(1)	Includes the Group’s share of profit of Direct Line Group as an associated undertaking of £7 million from 13 March 2013.

Analysis of results (continued)

Key points
Seasonal first quarter strength in investment banking revenues was less pronounced in Q1 2013 than in previous years. Direct Line Group was accounted for as an associated undertaking from 13 March 2013, as our holding fell below 50% and we ceded control.

Q1 2013 compared with Q4 2012
•
Income from trading activities increased by 135%, partially due to a £99 million gain in relation to own credit adjustments compared with a charge of £98 million in Q4 2012. On a managed basis, income from trading activities increased by 79% in line with a seasonally stronger first quarter, with a particularly good performance in Asset Backed Products in the Markets division as investors renewed their search for yield. Non-Core income from trading activities also benefited from the seasonal trend, with tighter spreads, asset price improvements and lower disposal losses.

•	Slightly offsetting these seasonal gains was a 17% decline in UK Corporate non-interest income, with lower revenue share from Markets and the non-repeat of equity investment gains in Q4 2012.

•
On a managed basis, insurance net premium income fell by £220 million, primarily reflecting the non-consolidation of Direct Line Group from 13 March 2013. On a statutory basis, insurance net premium income is included in discontinued operations.

Q1 2013 compared with Q1 2012
•
On a statutory basis, non-interest income increased by £1,487 million partially due to an own credit gain of £249 million recorded in Q1 2013, compared to a charge of £2,456 million in Q1 2012. On a managed basis the majority of the £996 million fall in non-interest income was driven by Markets which fell by £700 million, reflecting the business’s de-risking activity and the impact of less attractive market conditions in the Rates business versus Q1 2012.

•
On a managed basis, insurance net premium income was down £239 million, given the accounting change described above and lower net premium income reflecting a decline in the volume of Motor-related insurance revenue.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Operating expenses	£m	£m	£m

Staff expenses
- managed basis	1,893	1,467	2,249
- Direct Line Group discontinued operations	(73)	(123)	(90)
- integration and restructuring costs	67	311	349
- bonus tax	-	-	-
- RFS Holdings minority interest	-	1	-
Statutory basis	1,887	1,656	2,508

Premises and equipment
- managed basis	580	573	550
- Direct Line Group discontinued operations	(34)	(54)	(1)
- integration and restructuring costs	10	75	13
- RFS Holdings minority interest	-	(2)	-
Statutory basis	556	592	562

Other administrative expenses
- managed basis	731	723	819
- Payment Protection Insurance costs	-	450	125
- Interest Rate Hedging Products redress and related costs	50	700	-
- regulatory fines	-	381	-
- bank levy	-	175	-
- Direct Line Group discontinued operations	(54)	(51)	(133)
- integration and restructuring costs	37	128	71
- RFS Holdings minority interest	(1)	-	1
Statutory basis	763	2,506	883

Depreciation and amortisation
- managed basis	339	384	394
- Direct Line Group discontinued operations	(10)	(24)	(11)
- amortisation of purchased intangible assets	41	32	48
- integration and restructuring costs	17	106	27
- RFS Holdings minority interest	-	-	(1)
Statutory basis	387	498	457

Write-down of goodwill and other intangible assets - statutory	-	124	-
Operating expenses - managed basis	3,543	3,147	4,012
Operating expenses - statutory basis	3,593	5,376	4,410

Insurance net claims
- managed basis	445	606	649
- Direct Line Group discontinued operations	(445)	(606)	(649)

Statutory basis	-	-	-

Analysis of results (continued)

Key points
In 2013, the Group is continuing its focus on cost control, whilst at the same time funding investment in order to make it simpler, easier and fairer for customers to do business with us by improving systems and processes and enhancing compliance and risk management infrastructure.

Q1 2013 compared with Q4 2012
•
On a statutory basis, operating expenses decreased by 33% partially due to the non-repeat of Payment Protection Insurance costs (£450 million), regulatory fines (£381 million) and bank levy (£175 million) recorded in Q4 2012; and a £650 million reduction in Interest Rate Hedging Products redress and related costs. On a managed basis, the increase in operating expenses largely reflects the substantial bonus accrual releases and clawback recorded in Q4 2012, principally in Markets and International Banking.

•	US R&C expenses were flat, excluding a $33 million pension gain recorded in Q4 2012. A 5% increase in UK Corporate expenses was driven by costs set aside for customer remediation.

Q1 2013 compared with Q1 2012
•
On a statutory basis, operating expenses were 19% lower partially due to lower integration and restructuring costs, down £329 million, and a charge of £125 million for Payment Protection Insurance costs recorded in Q1 2012. On a managed basis the 12% decrease in operating expenses reflects a £162 million reduction in Markets, £98 million reduction in Non-Core, and falls in US R&C of £80 million, International Banking of £77 million and Direct Line Group of £71 million.

•	Staff costs in Markets were driven lower as a result of significant headcount reductions, down 2,000, and lower performance-related pay.

•
The decline in Non-Core expenses reflected a reduction in operating lease depreciation (£56 million), predominantly due to the disposal of RBS Aviation Capital in Q2 2012, and a 1,700 fall in headcount in line with the run-off of the business.

•	Business Services costs of £918 million were down 5%, reflecting continuing benefits from the Group’s efficiency initiatives.

Analysis of results (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Impairment losses	£m	£m	£m

Loan impairment losses	1,036	1,402	1,295
Securities impairment (gains)/losses	(3)	52	19

Group impairment losses - managed and statutory	1,033	1,454	1,314

Loan impairment losses
- individually assessed	646	818	745
- collectively assessed	441	505	595
- latent	(51)	80	(57)

Customer loans	1,036	1,403	1,283
Bank loans	-	(1)	12

Loan impairment losses	1,036	1,402	1,295

Core	599	729	796
Non-Core	437	673	499

Group	1,036	1,402	1,295

Customer loan impairment charge as a % of gross loans and advances (1)
Group	0.9%	1.2%	1.1%
Core	0.6%	0.7%	0.8%
Non-Core	3.3%	4.8%	2.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points
Further significant reductions in impairments were recorded in both R&C and Non-Core portfolios, with an improving trend in Ulster Bank, in line with the recent stabilisation in the economic environment in Ireland. Impairment losses in Ireland remain elevated, nonetheless.

Q1 2013 compared with Q4 2012
•	Group loan impairment losses fell by 26%, with the biggest improvements occurring in the Core and Non-Core Ulster Bank portfolios.

•
Non-Core loan impairments fell by £236 million (35%) with £122 million of the fall relating to the Ulster Bank portfolio. Core Ulster Bank loan impairments declined by £78 million, reflecting improving trends on the mortgage portfolio.

•	Loan impairments as a percentage of gross loans and advances declined to 0.6% in Core and 3.3% in Non-Core.

•	Risk elements in lending (REIL) totalled £41 billion, down £1 billion in the quarter. Group provision coverage of REIL remained stable at 52%.

Analysis of results (continued)

Key points (continued)

Q1 2013 compared with Q1 2012
•
Group loan impairment losses fell by 20%, largely reflecting a £154 million improvement in Core Ulster Bank, along with improvements in UK Retail (down £75 million as a result of lower default rates) and Non-Core (down £62 million) as the size of the portfolio declined by 28%.

•
The improvement in Ulster Bank reflects a significant reduction in losses in the mortgage portfolio, as the pace of deterioration in credit metrics slowed in line with relative macroeconomic stabilisation.

For more details on the Group’s exposures and provisioning please refer to page 90 and Appendix 3.

Analysis of results (continued)

Capital resources and ratios	31 March 2013	31 December 2012

Core Tier 1 capital	£48bn	£47bn
Tier 1 capital	£57bn	£57bn
Total capital	£69bn	£67bn
Risk-weighted assets	£446bn	£460bn
Core Tier 1 ratio	10.8%	10.3%
Tier 1 ratio	12.9%	12.4%
Total capital ratio	15.5%	14.5%

Key points
Good progress continues to be made in reducing risk-weighted assets and further strengthening the Group’s capital ratios, consistent with meeting regulatory requirements well ahead of their implementation.

Q1 2013 compared with Q4 2012
•	Core Tier 1 ratio increased by 50 basis points to 10.8% largely as a result of a £14 billion decrease in risk-weighted assets.

•
The £14 billion fall in risk-weighted assets was largely attributable to an £13 billion decline in Markets, with lower operational and market risk, and a £6 billion reduction in Non-Core, through disposals and run-off.

•
On a fully loaded Basel III basis, the Common Equity Tier 1 ratio strengthened by 50 basis points to 8.2%(1) in line with management’s target of reaching in the region of 9% by the end of 2013 and 10% by the end of 2014. This is well ahead of the Basel implementation timetable, which calls for RBS to have a fully loaded ratio of 8.5% by 2018.

For more details of the Group’s capital resources refer to page to 85.

(1)	Calculated on the same basis as disclosed on page 157 of the Group’s 2012 Form 6-K.

Analysis of results (continued)

Balance sheet	31 March 2013	31 December 2012

Total assets	£1,308bn	£1,312bn
Derivatives	£432bn	£442bn
Funded balance sheet (1)	£876bn	£870bn
Loans and advances to customers (2)	£433bn	£432bn
Customer deposits (3)	£438bn	£434bn
Loan:deposit ratio - Core (4)	90%	90%
Loan:deposit ratio - Group (4)	99%	100%

Notes:
(1) Funded balance sheet represents total assets less derivatives; (2) Excluding reverse repurchase agreements and stock borrowing, and including disposal groups; (3) Excluding repurchase agreements and stock lending, and including disposal groups; (4) Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 March 2013 were 90% and 99% respectively (31 December 2012 - 89% and 99% respectively).

Key points
The Group’s balance sheet remains strong and conservatively funded.

Q1 2013 compared with Q4 2012
•	The Group’s loan:deposit ratio ticked down to 99%, driven by further Non-Core asset reductions and continuing strong deposit inflows.

•
Loans and advances to customers grew by £1 billion as a £3 billion increase in US R&C, largely reflecting the strengthening of the US dollar against sterling, was partly offset by run-off and disposals in Non-Core. In the UK, subdued customer demand for borrowing continued to hamper loan growth.

•
Customer deposits increased by £4 billion as a result of the US dollar strengthening against sterling and deposit inflows in most R&C businesses despite market-wide pricing reductions, driven by an overall excess of liquidity in the market. This was partially offset by a fall in UK Corporate deposits, largely reflecting seasonality.

•
The funded balance sheet increased by £6 billion, principally reflecting larger central bank deposits within Group Treasury and a small rebound in Markets counterparty positions compared with a seasonally low Q4 2012. The change in accounting treatment for Direct Line Group led to an £11 billion reduction in third party assets.

Analysis of results (continued)

Funding & liquidity metrics	31 March 2013	31 December 2012

Deposits (1)	£493bn	£491bn
Deposits as a percentage of funded balance sheet	56%	56%
Short-term wholesale funding (2)	£43bn	£42bn
Wholesale funding (2)	£147bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	5%	5%
Short-term wholesale funding as a percentage of total wholesale funding	29%	28%

Liquidity portfolio	£158bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	18%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	367%	350%

Net stable funding ratio	119%	117%

Notes:
(1)	Excludes repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points
The Group funds its activities with a high quality and stable mix of funding dominated by customer deposits. It also holds a significant liquidity buffer to protect against unforeseen funding shortages.

Q1 2013 compared with Q4 2012
•
The liquidity portfolio grew by a further £11 billion, with Non-Core run-down and deposit growth continuing to bring in additional liquidity and subdued customer demand for borrowing making it harder to lend.

•
This liquidity portfolio covered the Group’s short-term wholesale funding 3.7 times, significantly above the Group’s medium-term target of 1.5 times, as short-term wholesale funding as a proportion of the funded balance sheet remained at 5%.

•
The Group monitors its liquidity coverage ratio (LCR) and, based on its interpretation of the draft guidance available, maintained its LCR at over 100% as at 31 March 2013. The net stable funding ratio was 119%.

Further analysis of the Group’s liquidity and funding metrics are included from page 87.

Divisional performance

The operating profit/(loss) of each division is shown below.
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	477	513	477
UK Corporate	358	424	492
Wealth	56	76	43
International Banking	94	155	97
Ulster Bank	(164)	(243)	(310)
US Retail & Commercial	189	200	102

Retail & Commercial	1,010	1,125	901
Markets	278	139	824
Direct Line Group	89	113	84
Central items	(43)	118	(170)

Core	1,334	1,495	1,639
Non-Core	(505)	(942)	(483)

Managed basis	829	553	1,156
Reconciling items:
Own credit adjustments	249	(220)	(2,456)
Payment Protection Insurance costs	-	(450)	(125)
Interest Rate Hedge Products redress and related costs	(50)	(700)	-
Regulatory fines	-	(381)	-
Integration and restructuring costs	(131)	(620)	(460)
Gain on redemption of debt	(51)	-	577
Write-down of goodwill and other intangible assets	-	(518)	-
Asset Protection Scheme	-	-	(43)
Amortisation of purchased intangible assets	(41)	(32)	(48)
Strategic disposals	66	(16)	(8)
Bank levy	-	(175)	-
RFS Holdings minority interest	100	(2)	(25)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	971	(2,561)	(1,432)
Direct Line Group reclassified to discontinued operations	(145)	334	(82)

Statutory basis	826	(2,227)	(1,514)

Impairment losses by division
UK Retail	80	93	155
UK Corporate	185	234	176
Wealth	5	16	10
International Banking	55	37	35
Ulster Bank	240	318	394
US Retail & Commercial	19	23	19

Retail & Commercial	584	721	789
Markets	16	22	2
Central items	-	8	34

Core	600	751	825
Non-Core	433	703	489

Managed and statutory basis	1,033	1,454	1,314

Divisional performance (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	%	%	%

Net interest margin by division
UK Retail	3.49	3.60	3.61
UK Corporate	3.01	2.97	3.09
Wealth	3.55	3.69	3.67
International Banking	1.74	1.62	1.60
Ulster Bank	1.85	1.93	1.87
US Retail & Commercial	2.93	2.90	3.03

Retail & Commercial	2.90	2.91	2.91
Non-Core	(0.25)	0.29	0.31

Group net interest margin	1.93	1.95	1.86

	31 March 2013	31 December 2012
	£bn	£bn

Total funded assets by division
UK Retail	117.1	117.4
UK Corporate	109.9	110.2
Wealth	21.7	21.4
International Banking	54.4	53.0
Ulster Bank	30.6	30.6
US Retail & Commercial	76.3	72.1

Retail & Commercial	410.0	404.7
Markets	288.0	284.5
Other (primarily Group Treasury)	123.8	123.0

Core	821.8	812.2
Non-Core	52.9	57.4

	874.7	869.6
RFS Holdings minority interest	1.0	0.8

Group	875.7	870.4

Divisional performance (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	44.5	45.7	(3%)	48.2	(8%)
UK Corporate	87.0	86.3	1%	76.9	13%
Wealth	12.5	12.3	2%	12.9	(3%)
International Banking	48.9	51.9	(6%)	41.8	17%
Ulster Bank	36.8	36.1	2%	38.4	(4%)
US Retail & Commercial	58.9	56.5	4%	58.6	1%

Retail & Commercial	288.6	288.8	-	276.8	4%
Markets	88.5	101.3	(13%)	115.6	(23%)
Other (primarily Group Treasury)	10.2	5.8	76%	11.0	(7%)

Core	387.3	395.9	(2%)	403.4	(4%)
Non-Core	54.6	60.4	(10%)	89.9	(39%)

Group before benefit of Asset Protection Scheme	441.9	456.3	(3%)	493.3	(10%)
Benefit of Asset Protection Scheme	-	-	-	(62.2)	(100%)

Group before RFS Holdings minority interest	441.9	456.3	(3%)	431.1	3%
RFS Holdings minority interest	3.9	3.3	18%	3.2	22%

Group	445.8	459.6	(3%)	434.3	3%

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 March 2013	31 December 2012	31 March 2012

UK Retail	25,800	26,000	27,600
UK Corporate	13,600	13,300	13,400
Wealth	5,100	5,100	5,500
International Banking	4,800	4,600	5,600
Ulster Bank	5,000	4,500	4,500
US Retail & Commercial	18,600	18,700	18,700

Retail & Commercial	72,900	72,200	75,300
Markets	11,300	11,300	13,300
Direct Line Group	-	14,200	15,100
Group Centre	6,800	6,800	6,600

Core	91,000	104,500	110,300
Non-Core	2,600	3,100	4,300

	93,600	107,600	114,600
Business Services	29,100	29,100	29,500
Integration and restructuring	300	500	1,000

Group	123,000	137,200	145,100

UK Retail

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	965	1,011	1,001

Net fees and commissions	212	202	237
Other non-interest income	14	17	29

Non-interest income	226	219	266

Total income	1,191	1,230	1,267

Direct expenses
- staff	(178)	(186)	(211)
- other	(112)	(90)	(78)
Indirect expenses	(344)	(348)	(346)

	(634)	(624)	(635)

Profit before impairment losses	557	606	632
Impairment losses	(80)	(93)	(155)

Operating profit	477	513	477

Analysis of income by product
Personal advances	223	228	236
Personal deposits	103	150	185
Mortgages	628	610	563
Cards	209	214	219
Other	28	28	64

Total income	1,191	1,230	1,267

Analysis of impairments by sector
Mortgages	10	5	34
Personal	35	64	82
Cards	35	24	39

Total impairment losses	80	93	155

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	-	-	0.1%
Personal	1.6%	2.9%	3.5%
Cards	2.5%	1.7%	2.8%

Total	0.3%	0.3%	0.6%

UK Retail (continued)

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	25.5%	27.2%	24.0%
Net interest margin	3.49%	3.60%	3.61%
Cost:income ratio	53%	51%	50%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	99.1	99.1	-	97.5	2%
- personal	8.6	8.8	(2%)	9.4	(9%)
- cards	5.5	5.7	(4%)	5.6	(2%)

	113.2	113.6	-	112.5	1%
Loan impairment provisions	(2.6)	(2.6)	-	(2.7)	(4%)

Net loans and advances to customers	110.6	111.0	-	109.8	1%

Risk elements in lending	4.4	4.6	(4%)	4.6	(4%)
Provision coverage (2)	58%	58%	-	58%	-

Customer deposits	110.1	107.6	2%	104.1	6%
Assets under management (excluding deposits)	6.2	6.0	3%	5.8	7%
Loan:deposit ratio (excluding repos)	100%	103%	(300bp)	105%	(500bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.7	37.9	(3%)	40.4	(9%)
- Operational risk	7.8	7.8	-	7.8	-

	44.5	45.7	(3%)	48.2	(8%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

Key points
During Q1 2013, UK Retail continued to make progress towards becoming a simpler, more customer focused business. On 18 March 2013, UK Retail announced its new strategy and the investment of £700 million in the business over the next 3-5 years, as part of its plans to build the best retail bank in the UK.

The strategy focuses on understanding and responding to customers’ needs, making banking easier and being fair and honest. At the heart of those plans is improving systems and processes to make it simpler for customers to do business with us and to free up more time to coach and develop customer facing teams.

UK Retail (continued)

Key points (continued)
In Q1 2013, UK Retail implemented a new Telephony Desktop System across all of its Customer Contact Centres, giving staff all the information they need to help customers on one screen, saving customer time and improving the experience. In addition, mortgage advisors attended extensive training courses and were re-accredited during Q1 2013 to help ensure customers receive the best possible outcome to meet their financial needs. The division also launched a new Specialist Financial Advice business for customers who require advice about their investment and protection needs. Through quality advice from fully accredited advisers, customers can make informed financial decisions.

Further enhancements were made to UK Retail’s mobile banking app, used by over two million customers. Customers can now open a savings account using the iPhone or iPad apps (a first in the UK), and the app also now includes the ability to pay any mobile phone contact who holds a VISA debit card. In February 2013, as a direct response to requests from customers, UK Retail launched a version of the app for customers with Windows phones which attracted top reviews on WindowsPhone.com, with more than 10,000 downloads in the first few days following launch.

Q1 2013 compared with Q4 2012
•
Operating profit of £477 million held up well, excluding the impact on income of fewer days in the quarter (£22 million) and the effect on expenses of higher FSCS levy charges (£22 million). Return on equity remained robust.

•
Mortgage balances remained flat as the direct sales force took part in a re-accreditation training exercise to help ensure optimal customer outcomes. Credit card balances reflected seasonal customer behaviour, although the interest-bearing balances remained stable.

•	Customer deposit balances increased by 2%, mainly due to strong current account and instant access savings performance, which helped drive a 3% reduction in the loan:deposit ratio to 100%.

•
Net interest income, down £46 million, reflected the result of fewer days in the quarter as well as continued lower rates on current account hedges. This, along with the non-recurrence of an internal funding benefit in Q4 2012, drove net interest margin 11 basis points lower to 3.49%.

•	Non-interest income increased by £7 million although investment advice income has been adversely impacted by the Retail Distribution Review (RDR).

•
Staff costs declined by a further 4% as a consequence of increased branch efficiency and automation which drove headcount reductions. Other direct costs were successfully controlled, with the increase due to a rise in the FSCS levy charge of £22 million.

•	Impairment losses declined by 14% reflecting slightly lower default levels and the recognition of improved recoveries on previously defaulted unsecured debt.

•	Risk-weighted assets fell by 3%, reflecting quality improvements and small balance reductions across the unsecured portfolio.

UK Retail (continued)

Key points (continued)

Q1 2013 compared with Q1 2012
•	Operating profit was resilient as impairments improved by £75 million, offsetting weaker income trends.

•	The loan:deposit ratio improved by 5%.

○ Mortgage balances increased by 2% reflecting strong growth in 2012. Personal lending balances declined by 9% largely as a result of continued customer deleveraging.
○ Customer deposits increased by 6% with strong instant access balance growth and a healthy 2012/13 ISA season.

•	Net interest income reflected the continuing roll-over of current account hedges at lower prevailing market rates and lower unsecured balances.

•	Non-interest income was affected by restructuring and retraining to meet industry-wide RDR regulatory changes. In addition, packaged account fees and credit card insurance income were lower.

•	Total costs remained stable as staff costs declined, reflecting headcount reductions of 1,800 offset by a higher FSCS levy and other regulatory charges.

•	Impairment losses declined, reflecting lower default rates.

UK Corporate

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	706	717	756

Net fees and commissions	321	349	336
Other non-interest income	57	107	109

Non-interest income	378	456	445

Total income	1,084	1,173	1,201

Direct expenses
- staff	(228)	(226)	(249)
- other	(105)	(99)	(85)
Indirect expenses	(208)	(190)	(199)

	(541)	(515)	(533)

Profit before impairment losses	543	658	668
Impairment losses	(185)	(234)	(176)

Operating profit	358	424	492

Analysis of income by business
Corporate and commercial lending	622	672	687
Asset and invoice finance	164	176	162
Corporate deposits	73	87	166
Other	225	238	186

Total income	1,084	1,173	1,201

Analysis of impairments by sector
Financial institutions	2	3	2
Hotels and restaurants	18	23	15
Housebuilding and construction	12	25	25
Manufacturing	8	10	-
Private sector education, health, social work, recreational and community services	25	2	22
Property	69	71	30
Wholesale and retail trade, repairs	32	47	33
Asset and invoice finance	1	10	9
Shipping	8	42	2
Other	10	1	38

Total impairment losses	185	234	176

UK Corporate (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.2%	0.2%	0.1%
Hotels and restaurants	1.3%	1.6%	1.0%
Housebuilding and construction	1.5%	2.9%	2.7%
Manufacturing	0.7%	0.9%	-
Private sector education, health, social work, recreational and community services	1.1%	0.1%	1.0%
Property	1.1%	1.1%	0.4%
Wholesale and retail trade, repairs	1.5%	2.2%	1.5%
Asset and invoice finance	-	0.4%	0.3%
Shipping	0.4%	2.2%	0.1%
Other	0.1%	-	0.6%

Total	0.7%	0.9%	0.6%

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	10.7%	13.2%	16.2%
Net interest margin	3.01%	2.97%	3.09%
Cost:income ratio	50%	44%	44%

UK Corporate (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	5.1	5.8	(12%)	6.2	(18%)
- hotels and restaurants	5.6	5.6	-	6.0	(7%)
- housebuilding and construction	3.1	3.4	(9%)	3.7	(16%)
- manufacturing	4.7	4.7	-	4.7	-
- private sector education, health, social work, recreational and community services	8.8	8.7	1%	8.6	2%
- property	24.4	24.8	(2%)	26.7	(9%)
- wholesale and retail trade, repairs	8.6	8.5	1%	9.1	(5%)
- asset and invoice finance	11.4	11.2	2%	10.3	11%
- shipping	7.7	7.6	1%	7.7	-
- other	27.4	26.7	3%	26.7	3%

	106.8	107.0	-	109.7	(3%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.1)	14%

Net loans and advances to customers	104.4	104.6	-	107.6	(3%)

Total third party assets	109.9	110.2	-	113.2	(3%)
Risk elements in lending	5.3	5.5	(4%)	4.9	8%
Provision coverage (2)	45%	45%	-	43%	200bp

Customer deposits	123.9	127.1	(3%)	124.3	-
Loan:deposit ratio (excluding repos)	84%	82%	200bp	87%	(300bp)

Risk-weighted assets
- Credit risk (non-counterparty)	78.6	77.7	1%	68.3	15%
- Operational risk	8.4	8.6	(2%)	8.6	(2%)

	87.0	86.3	1%	76.9	13%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In a challenging economic landscape, UK Corporate continued to support the UK economy and contribute to the communities it operates in.

UK Corporate successfully completed the first of its Funding for Lending Scheme (FLS) phases in Q1 2013, surpassing the £2.5 billion of lending it had originally committed to. Since the scheme’s inception, the division has supported over 19,000 Small and Medium Enterprises (SMEs) with over £3.2 billion of new FLS-related lending, £1.6 billion of which has already been drawn. These SME customers benefited from both lower interest rates and the removal of arrangement fees. Supporting UK economic growth, UK Corporate also used the FLS to provide targeted support to mid-sized manufacturers, reducing interest rates by more than 1% in some cases.

UK Corporate (continued)

Key points (continued)
In Q1 2013, UK Corporate underlined its commitment to the communities it operates in by continuing the implementation of its Business Banking Enterprise Programme. Through its Start-Up Surgeries, Mobile Business School and Business Academy the Programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. In Q1 2013, UK Corporate began the national rollout of the Start-Up Surgeries and Business Academy which, since their launch, have already supported over 1,300 customers.

In Q1 2013, UK Corporate also expanded its Two Percent Club into the Midlands. A high-level networking group, the Two Percent Club aims to develop more women into senior business leaders in the UK and further underscores UK Corporate’s longstanding commitment to helping women achieve their business goals.

Q1 2013 compared with Q4 2012
•	Operating profit fell by 16%, with revenues 8% lower than the more buoyant Q4 2012. This was partially offset by lower impairments (down 21%), with improving trends in the SME portfolio.

•
Net interest income was down 2% mainly as a result of fewer days in the quarter. Deposit margin compression, due to a continuation of low yields, was largely offset by an improvement in asset margins from selected sector re-pricing and back book refinancing.

•
Non-interest income declined by 17%, mainly from lower revenue share from Markets hedging activities, the non-repeat of equity investment gains of £19 million in Q4 2012, higher derivative close-out charges associated with impaired assets, up £11 million, and subdued transaction services.

•
Expenses were 5% higher, reflecting costs of £17 million provided for customer remediation. Excluding these, expenses were broadly in line with lower revenue-related costs offset by the implementation of revised internal charging arrangements, which resulted in UK Corporate taking an increased share of branch network costs.

•	Impairments fell by 21% in the quarter, with fewer significant individual cases and improving trends in the SME market.

•	Lending balances remained broadly flat over the course of Q1 2013, whilst absorbing targeted reductions in the commercial property sector.

•	Risk-weighted assets increased by 1% to £87 billion following further regulatory changes to models relating to the market-wide slotting approach on real estate.

UK Corporate (continued)

Key points (continued)

Q1 2013 compared with Q1 2012
•
Operating profit fell 27%, with continuing pressure on liability margins and with small increases in costs and impairments. Return on equity fell to 10.7%, reflecting the fall in operating profit and higher risk-weighted assets.

•
Net interest income decreased by 7%, primarily driven by continuing pressure on liability margins and the non-repeat of income deferral benefits of £28 million in Q1 2012. This was partially offset by improvements in asset margins.

•	Non-interest income was 15% lower, reflecting a decline in Markets revenue share, and derivative close-out charges up £14 million.

•	Total expenses increased by 2% as a result of customer remediation costs of £17 million and increased branch network charges, partially offset by lower revenue-related and staff incentive costs.

•	Impairments were slightly higher than in Q1 2012, which had benefited from a higher latent provision release.

•	Risk-weighted assets were 13%, or £10 billion, higher as a result of significant increases in market-wide regulatory capital model requirements and increases to default risk weights in other models.

Wealth

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	169	178	179

Net fees and commissions	89	89	93
Other non-interest income	15	18	18

Non-interest income	104	107	111

Total income	273	285	290

Direct expenses
- staff	(108)	(85)	(116)
- other	(24)	(34)	(43)
Indirect expenses	(80)	(74)	(78)

	(212)	(193)	(237)

Profit before impairment losses	61	92	53
Impairment losses	(5)	(16)	(10)

Operating profit	56	76	43

Analysis of income
Private banking	224	230	237
Investments	49	55	53

Total income	273	285	290

Key metrics	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	12.1%	16.7%	9.0%
Net interest margin	3.55%	3.69%	3.67%
Cost:income ratio	78%	68%	82%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.8	8.8	-	8.4	5%
- personal	5.7	5.5	4%	6.8	(16%)
- other	2.7	2.8	(4%)	1.7	59%

	17.2	17.1	1%	16.9	2%
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.1	17.0	1%	16.8	2%

Risk elements in lending	0.3	0.2	50%	0.2	50%
Provision coverage (1)	43%	44%	(100bp)	38%	500bp
Assets under management (excluding deposits)	30.8	28.9	7%	31.4	(2%)
Customer deposits	39.6	38.9	2%	38.3	3%

Loan:deposit ratio (excluding repos)	43%	44%	(100bp)	44%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	10.4	10.3	1%	10.9	(5%)
- Market risk	0.2	0.1	100%	0.1	100%
- Operational risk	1.9	1.9	-	1.9	-

	12.5	12.3	2%	12.9	(3%)

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Q1 2013 delivered an improved performance compared with the prior year, driven by lower expenses and a significant fall in impairments.

The period saw further execution of the division’s strategy for generating new prospects through improved banker coverage, with senior hires in Asia and Middle East. Revenue growth in Asian and Indian markets was buoyant as a result of growth in collateralised lending, following enhancements made to the programme in 2012.

In the UK, clients have welcomed Coutts’ new advice-led model. They have also been receptive to Coutts’ differentiated approach, which delivers on the division’s commitment to provide clients with the best service, advice and products based on their individual needs. Also in the UK, Coutts responded to client feedback and research with the launch of a new Coutts card suite, incorporating charge, credit and debit cards for both private and commercial banking clients and offering enhanced travel and international benefits plus multi-card functionality.

During 2013, the Coutts business continues to focus on implementing and delivering the new divisional strategy outlined in 2011. Priorities include optimising newly introduced service models, driving out further benefits of the division’s global technology platform and streamlining key client facing processes.

Wealth (continued)

Key points (continued)

Q1 2013 compared with Q4 2012
•
Operating profit was lower than in the prior quarter, in large part reflecting the reversion of staff expenses following a significant reduction in incentive costs in Q4 2012, partially offset by an improvement in impairments.

•
Net interest income reflected the continued impact of lower rates on UK deposit hedges. Small improvements in deposit and lending margins were more than offset by lower income on hedges, driving the net interest margin 14 basis points lower.

•
Investment in technology and the global platform infrastructure was reflected in lower non-staff expenses, as a result of efficiency gains, and higher staff expenses, as headcount was increased to support this investment as well as to support regulatory projects. The phasing of Financial Services Compensation Scheme levies and the timing of incentive accruals also pushed expenses higher.

•	Impairments fell by £11 million, reflecting the non-recurrence of one-off items in Q4 2012.

•
Client assets and liabilities increased by 3%. Assets under management increased by 7%, benefiting from a recovery in markets in Q1 2013. Deposit volumes increased by 2%, while lending remained stable.

Q1 2013 compared with Q1 2012
•	Operating profit increased, driven by a decrease in expenses and impairments, despite the continuation of a challenging income environment.

•
Income trends reflect the wider economic environment, with muted investment activity and lower rates available on UK deposit hedges. Non-interest income was also impacted by client transfers resulting from the disposal of the Latin American, Caribbean and African businesses.

•	Expenses decreased by £25 million, partially due to the non-repeat of an £8.75 million fine from the Financial Services Authority incurred in Q1 2012 and a fall in headcount.

•
Client assets and liabilities increased marginally. Assets under management were largely maintained as positive market movements offset net outflows of low margin custody assets and client transfers resulting from the disposal of the Latin American, Caribbean and African businesses.

International Banking

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income (excluding funding costs of rental assets)	197	201	260
Funding costs of rental assets	-	-	(9)
Net interest income	197	201	251
Non-interest income	285	283	291

Total income	482	484	542

Direct expenses
- staff	(134)	(103)	(189)
- other	(38)	(20)	(48)
Indirect expenses	(161)	(169)	(173)

	(333)	(292)	(410)

Profit before impairment losses	149	192	132
Impairment losses	(55)	(37)	(35)

Operating profit	94	155	97

Of which:
Ongoing businesses	94	150	113
Run-off businesses	-	5	(16)

Analysis of income by product
Cash management	187	205	268
Trade finance	70	70	72
Loan portfolio	224	207	197

Ongoing businesses	481	482	537
Run-off businesses	1	2	5

Total income	482	484	542

Analysis of impairments by sector
Manufacturing and infrastructure	40	21	17
Property and construction	(14)	-	-
Transport and storage	24	1	(4)
Telecommunications, media and technology	-	3	9
Banks and financial institutions	-	-	12
Other	5	12	1

Total impairment losses	55	37	35

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.5%	0.4%	0.3%

International Banking (continued)

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios (ongoing businesses)
Return on equity (1)	5.2%	8.3%	7.5%
Net interest margin	1.74%	1.62%	1.60%
Cost:income ratio	69%	61%	72%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)	42.5	42.2	1%	53.1	(20%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.8)	(50%)

Net loans and advances to customers	42.1	41.8	1%	52.3	20%
Loans and advances to banks	5.8	4.8	21%	4.0	45%
Securities	2.5	2.6	(4%)	4.0	(38%)
Cash and eligible bills	0.4	0.5	(20%)	0.3	33%
Other	3.6	3.3	9%	3.1	16%

Total third party assets (excluding derivatives mark-to-market)	54.4	53.0	3%	63.7	(15%)
Risk elements in lending	0.6	0.4	50%	0.9	(33%)
Provision coverage (3)	60%	93%	(3,300bp)	97%	(3,700bp)

Customer deposits (excluding repos)	47.0	46.2	2%	45.0	4%
Bank deposits (excluding repos)	4.7	5.6	(16%)	10.5	(55%)
Loan:deposit ratio (excluding repos)	90%	91%	(100bp)	116%	(2,600bp)

Risk-weighted assets
- Credit risk (non-counterparty)	44.2	46.7	(5%)	37.0	19%
- Operational risk	4.7	5.2	(10%)	4.8	(2%)

	48.9	51.9	(6%)	41.8	17%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Run-off businesses (1)
Total income	1	2	5
Direct expenses	(1)	3	(21)

Operating profit/(loss)	-	5	(16)

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
In Q1 2013, International Banking continued its progress in strengthening its balance sheet, in particular its liability composition. Performance, however, continued to be restricted by ongoing macroeconomic pressures.

Despite these headwinds, the division has earned external recognition for its efforts in serving its customers’ needs, helping RBS Group gain awards such as:

•	Best Trade Finance Bank in the UK (Global Finance Awards 2013).

•	Number Two in Sterling denominated Debt Capital Markets in Q1 2013 (Dealogic).

International Banking continues its unwavering focus on its customers. It strives to build deeper long-term relationships, to understand its customers' business well and to develop solutions that help them succeed. As part of its commitment to treating customers fairly, the division has developed a framework to pro-actively redress any clients who might be adversely effected.

Q1 2013 compared with Q4 2012
•	Operating profit was down £61 million, or 39%, largely reflecting the normalisation of expenses following the downward adjustment to variable compensation in Q4 2012, together with higher impairments.

•	Income remained stable:
○ Loan portfolio income was up 8% following completion of one large hedging transaction.

○ Cash management decreased by 9%, driven by tighter spreads following the decline in both three month LIBOR and five year fixed rates across Europe.

○ Trade finance remained stable despite significant pressure on margins following increased competition in Asia.

•	Total expenses increased by £41 million, or 14%, mainly due to the normalisation of revenue-linked expenses following the downward revision to variable compensation in Q4 2012.

•	Impairments in Q1 2013 included a £38 million single-name provision.

•	Return on equity was 5.2%, compared with 8.3% in Q4 2012. Excluding the single-name impairment of £38 million, return on equity was 7.2% in Q1 2013.

•
Customer deposits increased by £1 billion, with an improvement in the deposit profile as the business strategically reduced short-term deposits and increased operational balances, reducing future liquidity outflow risk.

•	Third party assets were up 3% as the impact of sterling weakening against the US dollar and euro more than offset reductions in the lending portfolio and increased levels of repayments.

•	Risk-weighted assets decreased by 6% reflecting an active reduction in higher risk exposures. This was partially offset by exchange rate movements.

International Banking (continued)

Q1 2013 compared with Q1 2012
•	Operating profit was little changed as expense reductions offset the impact on income of the strategic reduction in the loan portfolio undertaken in 2012.

•	Income was 11% lower:
○ Loan portfolio income increased by 14%, mainly due to market movements associated with credit hedging activities.

○
Cash management income was affected by tighter deposit margins following reductions in both three month LIBOR and five year fixed rates across Europe. Payment fees were also lower, reflecting growth in electronic, lower-margin payments.

•
Expenses declined by £77 million, reflecting planned restructuring initiatives following the formation of the International Banking division in January 2012. Savings were achieved through headcount reduction and the run-off of discontinued businesses, with a resulting decrease in infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Third party assets declined by 15%, reflecting targeted reductions in the lending portfolio carried out in 2012.

•	Customer deposits increased by 4% with a focus on growing operational balances. The net funding position improved with the loan:deposit ratio moving from 116% to 90%.

•	Bank deposits were down 55%, mainly as a result of lower short tenor balances, reflecting a strategic initiative to reduce liquidity outflow risk.

•
Risk-weighted assets increased by 17%, reflecting the impact of regulatory uplifts partially offset by successful mitigation through balance sheet reduction. Risk-weighted asset intensity in the loan book has increased significantly given the uplifts, which will result in strategic adjustments going forward.

Ulster Bank

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	154	161	165

Net fees and commissions	34	36	38
Other non-interest income	20	15	11

Non-interest income	54	51	49

Total income	208	212	214

Direct expenses
- staff	(57)	(53)	(53)
- other	(15)	(14)	(12)
Indirect expenses	(60)	(70)	(65)

	(132)	(137)	(130)

Profit before impairment losses	76	75	84
Impairment losses	(240)	(318)	(394)

Operating loss	(164)	(243)	(310)

Analysis of income by business
Corporate	82	85	102
Retail	89	93	88
Other	37	34	24

Total income	208	212	214

Analysis of impairments by sector
Mortgages	90	135	215
Commercial real estate
- investment	46	52	40
- development	14	17	14
Other corporate	75	97	114
Other lending	15	17	11

Total impairment losses	240	318	394

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.8%	2.8%	4.3%
Commercial real estate
- investment	5.1%	5.8%	4.2%
- development	8.0%	9.7%	7.0%
Other corporate	3.8%	5.0%	5.6%
Other lending	4.6%	5.2%	3.4%

Total	2.9%	3.9%	4.6%

Ulster Bank (continued)

Key metrics	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	(13.5%)	(20.9%)	(25.8%)
Net interest margin	1.85%	1.93%	1.87%
Cost:income ratio	63%	65%	61%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.7	19.2	3%	19.8	(1%)
Commercial real estate
- investment	3.6	3.6	-	3.8	(5%)
- development	0.7	0.7	-	0.8	(13%)
Other corporate	7.8	7.8	-	8.2	(5%)
Other lending	1.3	1.3	-	1.3	-

	33.1	32.6	2%	33.9	(2%)
Loan impairment provisions	(4.2)	(3.9)	8%	(3.1)	35%

Net loans and advances to customers	28.9	28.7	1%	30.8	(6%)

Risk elements in lending
Mortgages	3.4	3.1	10%	2.5	36%
Commercial real estate
- investment	1.6	1.6	-	1.0	60%
- development	0.4	0.4	-	0.3	33%
Other corporate	2.4	2.2	9%	1.9	26%
Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.0	7.5	7%	5.9	36%
Provision coverage (2)	53%	52%	100bp	53%	-

Customer deposits	22.7	22.1	3%	21.0	8%
Loan:deposit ratio (excluding repos)	127%	130%	(300bp)	147%	(2,000bp)

Risk-weighted assets
- Credit risk
- non-counterparty	34.3	33.6	2%	35.9	(4%)
- counterparty	0.6	0.6	-	0.7	(14%)
- Market risk	0.2	0.2	-	0.1	100%
- Operational risk	1.7	1.7	-	1.7	-

	36.8	36.1	2%	38.4	(4%)

Spot exchange rate - €/£	1.183	1.227		1.200

Notes:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank (continued)

Key points
Ulster Bank delivered a significant improvement in operating results with reduced impairment charges, in line with the recent stabilisation of the macroeconomic environment in the Republic of Ireland, driving a 33% reduction in operating losses. The bank continued to work with customers in arrears to find sustainable solutions, and significant investment was made in specialist resourcing to support customers in financial difficulty.

The progress made during 2012 to strengthen the balance sheet continued in Q1 2013 with deposit balances 8% higher than Q1 2012. As a result the loan:deposit ratio further improved to 127% from 147% at Q1 2012.

Ulster Bank continued to improve its support for customers. New services aimed at improving customer convenience included the launch of ‘Anytime banking’ for business customers, which represents further progress to simplify customers’ day to day banking needs through digital channels.

Q1 2013 compared with Q4 2012
•	Operating loss decreased by £79 million to £164 million primarily reflecting a significant reduction in impairment losses.

•
Income fell by £4 million in the quarter largely driven by lower interest-earning assets, the cost of deposit growth at the end of 2012 and the impact of fewer days in the quarter. Net interest margin decreased by 8 basis points to 1.85%.

•
Expenses were £5 million lower with the impact of an impairment charge on own property assets in Q4 2012 partly offset by higher underlying pension charges and further investment in programmes to support customers in financial difficulty in Q1 2013.

•
Impairment losses declined by £78 million, 25%, while remaining elevated. Although risk elements in lending increased in both the mortgage and corporate portfolios, the pace of arrears formation has slowed, particularly in the mortgage book. Residential asset values have been stabilising over the past two to three quarters.

•	Customer deposits won during Q4 2012 were retained in Q1 2013 and the loan:deposit ratio fell further to 127%. Customer loan balances decreased by £0.6 billion, or by 3%.

Q1 2013 compared with Q1 2012
•	Operating loss decreased by £146 million or 47%, driven by a significant improvement in impairment losses.

•
Net interest income fell by £11 million reflecting lower customer loan balances, the impact of an increased volume of impaired loans and the relatively high cost of deposit raising. Net interest margin declined by 2 basis points, despite the impact of initiatives to widen loan margins and re-price deposits.

•	Non-interest income increased by £5 million, holding up well despite the low levels of new business and muted market activity.

Ulster Bank (continued)

Key points (continued)

Q1 2013 compared with Q1 2012 (continued)
•
Expenses showed a modest increase, reflecting investment in resources to support customers in arrears coupled with an increase in mandatory change requirements. Expenses continued to be managed efficiently with further progress made on initiatives to simplify the bank’s operations.

•	Impairment losses decreased by £154 million, 39%, with a significant reduction in losses on the mortgage portfolio as underlying credit metrics improved and asset values began to stabilise.

•
The loan:deposit ratio further improved to 127% from 147% in Q1 2012. Loan balances declined by 2% reflecting subdued demand for new lending coupled with customer action to reduce debt levels. Customer deposits increased by 8%, largely driven by retail and SME balances, a key focus area in the bank’s deposit gathering strategy.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	471	465	491

Net fees and commissions	190	197	199
Other non-interest income	102	78	66

Non-interest income	292	275	265

Total income	763	740	756

Direct expenses
- staff	(279)	(227)	(270)
- other	(246)	(263)	(243)
- litigation settlement	-	-	(88)
Indirect expenses	(30)	(27)	(34)

	(555)	(517)	(635)

Profit before impairment losses	208	223	121
Impairment losses	(19)	(23)	(19)

Operating profit	189	200	102

Average exchange rate - US$/£	1.552	1.606	1.571

Analysis of income by product
Mortgages and home equity	126	134	134
Personal lending and cards	100	102	98
Retail deposits	190	199	217
Commercial lending	168	154	160
Commercial deposits	102	101	112
Other	77	50	35

Total income	763	740	756

Analysis of impairments by sector
Residential mortgages	2	2	6
Home equity	19	13	22
Corporate and commercial	(24)	(20)	(16)
Other consumer	22	24	3
Securities	-	4	4

Total impairment losses	19	23	19

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.1%	0.4%
Home equity	0.6%	0.4%	0.6%
Corporate and commercial	(0.4%)	(0.3%)	(0.3%)
Other consumer	1.0%	1.2%	0.2%

Total	0.1%	0.2%	0.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	8.2%	9.0%	4.5%
Net interest margin	2.93%	2.90%	3.03%
Cost:income ratio	73%	70%	84%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	6.0	5.8	3%	6.0	-
- home equity	13.8	13.3	4%	14.2	(3%)
- corporate and commercial	25.1	23.8	5%	22.6	11%
- other consumer	8.9	8.4	6%	8.1	10%

	53.8	51.3	5%	50.9	6%
Loan impairment provisions	(0.3)	(0.3)	-	(0.4)	(25%)

Net loans and advances to customers	53.5	51.0	5%	50.5	6%

Total third party assets	77.0	72.8	6%	74.0	4%
Investment securities	11.9	12.0	(1%)	14.3	(17%)
Risk elements in lending
- retail	0.9	0.8	13%	0.6	50%
- commercial	0.4	0.3	33%	0.3	33%

Total risk elements in lending	1.3	1.1	18%	0.9	44%
Provision coverage (2)	22%	25%	(300bp)	43%	(2,100bp)

Customer deposits (excluding repos)	62.4	59.2	5%	58.7	6%
Bank deposits (excluding repos)	1.7	1.8	(6%)	4.3	(60%)
Loan:deposit ratio (excluding repos)	86%	86%	-	86%	-

Risk-weighted assets
- Credit risk
- non-counterparty	53.1	50.8	5%	52.8	1%
- counterparty	0.8	0.8	-	0.9	(11%)
- Operational risk	5.0	4.9	2%	4.9	2%

	58.9	56.5	4%	58.6	1%

Spot exchange rate - US$/£	1.517	1.616		1.599

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
●	Sterling weakened against the US Dollar, with the spot exchange rate at 31 March 2013 decreasing by 6% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 46 to 49.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	$m	$m	$m

Income statement
Net interest income	731	747	772

Net fees and commissions	295	315	312
Other non-interest income	158	127	103

Non-interest income	453	442	415

Total income	1,184	1,189	1,187

Direct expenses
- staff	(433)	(365)	(425)
- other	(381)	(422)	(379)
- litigation settlement	-	-	(138)
Indirect expenses	(48)	(42)	(54)

	(862)	(829)	(996)

Profit before impairment losses	322	360	191
Impairment losses	(30)	(38)	(31)

Operating profit	292	322	160

Analysis of income by product
Mortgages and home equity	195	215	211
Personal lending and cards	155	164	154
Retail deposits	295	319	341
Commercial lending	261	247	251
Commercial deposits	158	163	176
Other	120	81	54

Total income	1,184	1,189	1,187

Analysis of impairments by sector
Residential mortgages	3	3	9
Home equity	29	21	35
Corporate and commercial	(36)	(31)	(25)
Other consumer	34	39	6
Securities	-	6	6

Total impairment losses	30	38	31

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.1%	0.4%
Home equity	0.6%	0.4%	0.6%
Corporate and commercial	(0.4%)	(0.3%)	(0.3%)
Other consumer	1.0%	1.2%	0.2%

Total	0.1%	0.2%	0.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Return on equity (1)	8.2%	9.0%	4.5%
Net interest margin	2.93%	2.90%	3.03%
Cost:income ratio	73%	70%	84%

	31 March 2013	31 December 2012		31 March 2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.1	9.4	(3%)	9.5	(4%)
- home equity	20.9	21.5	(3%)	22.6	(8%)
- corporate and commercial	38.1	38.5	(1%)	36.2	5%
- other consumer	13.5	13.5	-	13.2	2%

	81.6	82.9	(2%)	81.5	-
Loan impairment provisions	(0.4)	(0.5)	(20%)	(0.6)	(33%)

Net loans and advances to customers	81.2	82.4	(1%)	80.9	-

Total third party assets	116.8	117.7	(1%)	118.3	(1%)
Investment securities	18.1	19.5	(7%)	22.9	(21%)
Risk elements in lending
- retail	1.4	1.3	8%	0.9	56%
- commercial	0.5	0.6	(17%)	0.6	(17%)

Total risk elements in lending	1.9	1.9	-	1.5	27%
Provision coverage (2)	22%	25%	(300bp)	43%	(2,100bp)

Customer deposits (excluding repos)	94.6	95.6	(1%)	93.9	1%
Bank deposits (excluding repos)	2.6	2.9	(10%)	6.9	(62%)
Loan:deposit ratio (excluding repos)	86%	86%	-	86%	-

Risk-weighted assets
- Credit risk
- non-counterparty	80.6	82.0	(2%)	84.4	(5%)
- counterparty	1.2	1.4	(14%)	1.5	(20%)
- Operational risk	7.5	7.9	(5%)	7.8	(4%)

	89.3	91.3	(2%)	93.7	(5%)

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar) (continued)

Key points
In Q1 2013, US R&C continued to focus on its back-to-basics strategy, concentrating on core banking products and competing on service and product capabilities rather than price.

Consumer Banking continued to create greater convenience for its customers by addressing the shift in customer preferences and expanding its distribution presence. In Q1 2013, another 227 intelligent deposit machines were installed and additional web account opening enhancements were made. Expansion of the wealth and auto businesses continued, with the launch of Premier banking services to the Pittsburgh market and the ongoing increase of the auto dealer base (up 19% year on year).

Consumer Banking also continued to grow and deepen customer relationships, evidenced by the upward trends in online banking usage, online bill pay and direct deposit penetration. Moreover, the number of deposit customers with a consumer loan product continued to increase (up 3% year on year) indicating more effective cross-sell efforts.

To promote its thought leadership capabilities and to also help grow and deepen client relationships, Commercial Banking leveraged the 2013 M&A Outlook Research Study to develop an integrated marketing programme that includes industry webinars and targeted advertising campaigns. The division’s strategic alliance with Oppenheimer further enhanced RBS Citizens commercial bankers’ ability to drive forward relationships, ideas, and capabilities in the markets they serve.

Corporate Finance & Capital Markets, which was launched in 2009, continued to take market share, not only from its regional competitors but also from the large money centre banks, moving up in the traditional Middle Market league tables from unranked in 2009 to sixth position as at Q4 2012.

The Treasury Solutions division launched accessPAYMODE-X™, a business-to-business electronic settlement network. The product features improved efficiencies and security and provides web access and electronic delivery of remittance information. In partnership with NetSpend, a prepaid debit card provider, Treasury Solutions also launched a Commercial payroll card, which provides its clients’ employees with an alternative to a payroll check. The card drives higher direct deposit participation, reduces overall payroll costs and minimizes exposure to check fraud.

Q1 2013 compared with Q4 2012
•	Operating profit of £189 million ($292 million) was resilient excluding the impact of a one-off £21 million ($33 million) pension gain in Q4 2012.

•
Net interest income was up 1%. In US dollar terms net interest income was down 2% as favourable funding costs and commercial loan growth were more than offset by a smaller investment portfolio and consumer loan run-off.

•	Non-interest income was up £17 million ($11 million), or 6%, reflecting higher securities gains offset by lower mortgage banking fees and deposit fees.

•
Excluding the one-off £21 million ($33 million) pension gain in Q4 2012, total expenses were flat, reflecting lower operational losses offset by phasing of the annual incentive plan accruals and a seasonal increase in payroll taxes.

•	Impairment losses were down £4 million ($8 million), or 17%, reflecting lower impairments related to securities as well as a stable credit environment.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2013 compared with Q1 2012
•	Operating profit of £189 million ($292 million) increased by £87 million ($132 million), or 85%, and was broadly stable if adjusted for the £88 million ($138 million) litigation settlement in Q1 2012.

•
Net interest income was down 4% as the positive impact of commercial loan growth and lower funding costs was offset by the effect of prevailing economic conditions on asset yields and customer investment behaviour.

•	Loans and advances were up 6%. In US dollar terms loans and advances were up slightly with strong commercial loan growth mostly offset by planned run-off of long-term fixed-rate consumer products.

•
Customer deposits were up 6%. In US dollar terms customer deposits were up 1% with strong growth achieved in checking balances. Consumer checking balances grew by 2% while small business checking balances grew by 6% over the year.

•	Non-interest income was up £27 million ($38 million), or 10%, reflecting higher securities gains partially offset by lower deposit and mortgage banking fees.

•
Excluding the £88 million ($138 million) litigation settlement in Q1 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010, total expenses were broadly in line with Q1 2012.

•	Impairment losses were in line with Q1 2012. The credit environment remained broadly stable over the year.

Markets

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income	30	49	16

Net fees and commissions receivable	33	1	77
Income from trading activities	960	551	1,379
Other operating income	17	40	262

Non-interest income	1,010	592	1,718

Total income	1,040	641	1,734

Direct expenses
- staff	(385)	(87)	(545)
- other	(182)	(207)	(167)
Indirect expenses	(179)	(186)	(196)

	(746)	(480)	(908)

Profit before impairment losses	294	161	826
Impairment losses	(16)	(22)	(2)

Operating profit	278	139	824

Of which:
Ongoing businesses	279	135	861
Run-off businesses	(1)	4	(37)

Analysis of income by product
Rates and investor products (IP) (1)	340	333	924
Currencies	192	163	246
Asset backed products (ABP)	437	139	427
Credit markets	238	179	313

Total income ongoing businesses	1,207	814	1,910
Inter-divisional revenue share	(167)	(172)	(186)
Run-off businesses	-	(1)	10

Total income	1,040	641	1,734

Memo - Fixed income and currencies
Rates & IP/currencies/ABP/credit markets	1,207	880	1,787
Less: primary credit markets	(139)	(151)	(171)

Total fixed income and currencies	1,068	729	1,616

Note:
(1)
Following further review in Q4 2012, Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form part of the Derivative Product Solutions (DPS) business. Includes IPED (31 December 2012 - £(66) million; 31 March 2012 - £123 million) which are not included in fixed income and currencies.

Markets (continued)

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios (ongoing businesses)
Return on equity (1)	8.0%	3.6%	21.1%
Cost:income ratio	72%	76%	50%
Compensation ratio (2)	37%	16%	29%

	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	32.0	29.8	7%	28.8	11%
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	31.8	29.6	7%	28.6	11%
Net loans and advances to banks (3)	20.1	16.6	21%	21.8	(8%)
Reverse repos	100.8	103.8	(3%)	90.8	11%
Securities	90.7	92.4	(2%)	106.6	(15%)
Cash and eligible bills	24.3	30.2	(20%)	24.2	-
Other	20.2	11.8	71%	27.8	(27%)

Total third party assets (excluding derivatives mark-to-market)	287.9	284.4	1%	299.8	(4%)
Net derivative assets (after netting)	21.7	21.9	(1%)	29.3	(26%)

Provision coverage (4)	76%	77%	(100bp)	75%	100bp

Customer deposits (excluding repos)	25.7	26.3	(2%)	34.6	(26%)
Bank deposits (excluding repos)	43.7	45.4	(4%)	46.2	(5%)

Risk-weighted assets
- Credit risk
- non-counterparty	12.4	14.0	(11%)	15.0	(17%)
- counterparty	32.7	34.7	(6%)	36.5	(10%)
- Market risk	33.6	36.9	(9%)	48.4	(31%)
- Operational risk	9.8	15.7	(38%)	15.7	(38%)

	88.5	101.3	(13%)	115.6	(23%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Excludes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Run-off businesses (1)	£m	£m	£m

Total income	-	(1)	10
Direct expenses	(1)	5	(47)

Operating (loss)/profit	(1)	4	(37)

	31 March 2013	31 December 2012	31 March 2012
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.1	0.1	0.8

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Key points
Q1 2013 featured uncertainty in the Eurozone, generated by both the situation in Cyprus and weak European growth figures, in contrast with Q1 2012 when the European Central Bank’s (ECB’s) Long Term Refinancing Operation (LTRO) boosted markets. This uncertainty contributed to difficult trading conditions with reduced client activity and margin contraction, particularly for the Rates and investor products franchise, although this was partially offset by a positive market in Asset Backed Products. RBS specific issues contributed to relative underperformance versus peers in the quarter. The continued focus on capital resulted in the division’s risk-weighted assets falling below £100 billion in Q1 2013, moving towards the 2014 objective of £80 billion, on a Basel III basis, announced in February 2013. We continue to develop the details of this plan and will communicate those no later than at the half year results.

Q1 2013 compared with Q4 2012
•
Operating profit doubled to £278 million, driven by 62% growth in income and a continued focus on cost management. Staff expenses normalised following the significant reduction in variable compensation in Q4 2012 relating to the Group’s LIBOR settlements.

•
Rates and investor products income was broadly flat. Client activity was subdued and risk appetite was lowered. Trading performance was weak in vanilla products although this was offset by an improved performance in Derivative Product Solutions.

•	The increase in Currencies was partly driven by an increase in volumes as clients responded to greater volatility.

•
Asset Backed Products rallied early in the quarter as investors renewed their search for yield, compared with a seasonally quiet Q4 2012, generating both client flow and mark to market gains on trading inventory.

•	The 33% increase in Credit Markets was driven by Flow Credit which benefited from a rally in credit assets at the beginning of Q1 2013. Income from Origination was slightly down on a positive Q4 2012.

•
Staff expenses normalised following the reduction in variable compensation recognised in Q4 2012 relating to the Group’s LIBOR settlement. Other expenses continued to benefit from effective cost management and control of discretionary expenditure.

Markets (continued)

Q1 2013 compared with Q4 2012 (continued)
•	Impairments remained low, with asset quality stable.

•	The normal increase in third party assets compared with the seasonally low fourth quarter was limited by management’s ongoing determination to reduce and de-risk the balance sheet.

•	Risk-weighted assets continued to fall, reflecting management’s continued focus on risk reduction and a fall in operational risk.

Q1 2013 compared with Q1 2012
•
Market conditions were more challenging than a year earlier as heightened Eurozone uncertainty during Q1 2013 contrasted with the confidence boost from the ECB’s LTRO in Q1 2012. A 29% reduction in staff costs helped to mitigate the income impact of the division’s balance sheet realignment.

•
Rates and investor products declined, reflecting lower client volumes, de-risking and a weak trading performance. This contrasted with Q1 2012 which benefited from the impact of the LTRO and a heightened level of client activity.

•	Currencies continued to suffer from margin compression and subdued volumes in a competitive and diversified market.

•	Asset Backed Products benefited from investors’ search for yield and a credit market rally in both Q1 2012 and Q1 2013.

•	Credit Markets declined following lower income in both Flow Credit, which benefited from the LTRO in Q1 2012, and Origination, where both corporate and financial client activity was lower.

•
Significant headcount reductions implemented during 2012, combined with a reduced level of performance-related pay, drove staff costs lower. Discretionary expenditure continued to be managed down, although other expenses increased as a result of higher legal costs.

•
Risk-weighted assets fell by £27 billion, demonstrating the division’s commitment to reduce risk and manage down the balance sheet despite ongoing regulatory pressure. This was also reflected in the £12 billion fall in third party assets over the period.

Direct Line Group

	Quarter ended
	31 March 2013 (to 12 March)	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Earned premiums	774	999	1,020
Reinsurers' share	(75)	(80)	(82)

Net premium income	699	919	938
Fees and commissions	(73)	(79)	(109)
Instalment income	24	32	31
Investment income	27	32	90
Other income	12	14	16
Share of profit as an associated undertaking (13 March 2013 - 31 March 2013)	7	-	-

Total income	696	918	966

Direct expenses
- staff expenses	(72)	(90)	(79)
- other expenses	(90)	(109)	(91)

Total direct expenses	(162)	(199)	(170)
Indirect expenses	-	-	(63)

	(162)	(199)	(233)

Insurance net claims	(445)	(606)	(649)

Operating profit	89	113	84

Key metrics

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratios
Loss ratio (1)	64%	66%	69%
Commission ratio (2)	10%	9%	12%
Expense ratio (3)	23%	22%	25%
Combined operating ratio (4)	97%	97%	106%

Notes:
(1)	Loss ratio is based on net claims divided by net premium income.
(2)	Commission ratio is based on fees and commissions divided by net premium income.
(3)	Expense ratio is based on expenses divided by net premium income.
(4)	Combined operating ratio is the sum of the loss, commission and expense ratios.

Direct Line Group (continued)

Key points
From 1 July 2012, Direct Line Group (DLG) has operated on a substantially standalone basis with distinct corporate functions and governance. During 2012, the DLG board became fully compliant with the UK Corporate Governance Code and an arm’s length transitional services agreement was reached with RBS Group for residual services.

The Group sold 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of the share capital of DLG and now holds 48.5% of the issued ordinary share capital in DLG and has ceded control in advance of the European Commission requirement to do so by the end of 2013. The Group is required to completely dispose of DLG by the end of 2014.

Consequently, in the Q1 2013 RBS Group results, DLG’s results are recognised as a discontinued operation until 12 March 2013. From 13 March 2013, the interest in DLG still held by the Group is recognised as an associated undertaking and no longer as a discontinued operation. The period for which DLG’s results are fully consolidated by RBSG is 21% shorter than previous quarters, resulting in a commensurate expected fall in most line items. The share of profit of associates mitigates this at the operating profit level as RBSG’s share of profit after tax for the period 13 March 2013 to 31 March 2013 is included.

Q1 2013 compared with Q1 2012
•
Operating profit for the full quarter, including the period as an associated undertaking, of £89 million was £5 million, 6%, higher than 2012 as a fall in investment income of £63 million and net premium income of £239 million were offset by lower expenses, down £71 million, and lower insurance net claims, down £204 million.

•	Investment income of £27 million was £63 million, 70%, lower than Q1 2012 primarily due to non-repeat of gains, reduced reinvestment yields and a lower average investment asset base.

•	The improvement in the loss ratio was partially due to the absence of claims from major weather events in the first quarter of 2013, despite unseasonably cold weather across most of the UK.

•	The commission ratio improved by 200 basis points compared with Q1 2012 due to the non-repeat of payments to Tesco Personal Finance.

•
The expense ratio improved by 200 basis points reflecting lower expenses, due to the non-repeat of parallel running costs and the move to a fully stand-alone expense base, partially offset by lower net premium income.

•	The combined operating ratio of 97% improved by 900 basis points compared with 2012, driven by improvements in all ratios.

Central items

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Central items not allocated	(43)	118	(170)

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2013 compared with Q4 2012
•	Central items not allocated represented a debit of £43 million compared with a credit of £118 million in Q4 2012.

•
Significant items included a gain of £105 million on available-for-sale bond disposals versus the £187 million gain recorded in Q4 2012 and a £65 million credit relating to the Group’s share of profit from its stake in Saudi Hollandi, which was previously held as a disposal group.

•	Other unallocated Group Treasury costs, including volatile items under IFRS, were £103 million, up from £26 million in Q4 2012.

Q1 2013 compared with Q1 2012
•	Central items not allocated represented a debit of £43 million compared with £170 million in Q1 2012.

•
The movement is primarily due to lower unallocated costs in Group Treasury, down £97 million, higher gains on available-for-sale bond disposals, up £15 million and the £65 million credit relating to Saudi Hollandi.

Non-Core

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Income statement
Net interest income (excluding funding costs of rental assets)	(28)	59	115
Funding costs of rental assets	(9)	(6)	(51)

Net interest income	(37)	53	64

Net fees and commissions	20	28	31
Income/(loss) from trading activities	45	(50)	(270)
Other operating income
- rental income	57	53	219
- other (1)	8	(116)	225

Non-interest income	130	(85)	205

Total income	93	(32)	269

Direct expenses
- staff	(61)	(50)	(73)
- operating lease depreciation	(27)	(51)	(83)
- other	(28)	(47)	(41)
Indirect expenses	(49)	(59)	(66)

	(165)	(207)	(263)

(Loss)/profit before impairment losses	(72)	(239)	6
Impairment losses	(433)	(703)	(489)

Operating loss	(505)	(942)	(483)

Note:
(1)	Includes losses on disposals of £57 million (Q4 2012 - £115 million loss; Q1 2012 - £182 million gain).

Non-Core (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	(8)	(111)	177
International businesses	45	29	85
Markets	56	50	7

Total income	93	(32)	269

Income/(loss) from trading activities
Monoline exposures	(7)	(35)	(128)
Credit derivative product companies	3	1	(38)
Asset-backed products (1)	20	16	31
Other credit exotics	15	5	20
Equities	-	(5)	(1)
Banking book hedges	3	(2)	-
Other	11	(30)	(154)

	45	(50)	(270)

Impairment losses
Banking and portfolios (2)	441	723	484
International businesses	2	15	11
Markets	(10)	(35)	(6)

Total impairment losses	433	703	489

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking and portfolios (4)	3.4%	5.0%	2.8%
International businesses	0.8%	5.5%	2.1%
Markets	-	-	(0.8%)

Total	3.3%	4.8%	2.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes Ulster Bank impairment losses of £242 million (Q4 2012 - £364 million; Q1 2012 - £264 million).
(3)	Includes disposal groups.
(4)	Ulster Bank - 7.4% (Q4 2012 - 11.3%; Q1 2012 - 7.7%). Banking and portfolios excluding Ulster Bank - 2.0% (Q4 2012 - 3.0%; Q1 2012 - 1.6%).

Key metrics
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Performance ratio
Net interest margin	(0.25%)	0.29%	0.31%

Non-Core (continued)

Key metrics (continued)
	31 March 2013	31 December 2012		31 March 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	52.0	55.4	(6%)	72.7	(28%)
Loan impairment provisions	(11.2)	(11.2)	-	(11.4)	(2%)

Net loans and advances to customers	40.8	44.2	(8%)	61.3	(33%)

Total third party assets (excluding derivatives)	52.9	57.4	(8%)	83.3	(36%)
Total third party assets (including derivatives)	58.3	63.4	(8%)	91.8	(36%)

Risk elements in lending (1)	20.7	21.4	(3%)	23.5	(12%)
Provision coverage (2)	54%	52%	200bp	49%	500bp
Customer deposits (1)	2.8	2.7	4%	3.1	(10%)

Risk-weighted assets
- Credit risk
- non-counterparty	38.7	45.1	(14%)	60.6	(36%)
- counterparty	9.9	11.5	(14%)	18.5	(46%)
- Market risk	4.8	5.4	(11%)	12.4	(61%)
- Operational risk	1.2	(1.6)	175%	(1.6)	175%

	54.6	60.4	(10%)	89.9	(39%)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	31 March 2013	31 December 2012	31 March 2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	51.2	54.5	70.8
International businesses	0.8	0.9	1.9

	52.0	55.4	72.7

Risk-weighted assets
Banking and portfolios	48.9	53.3	66.1
International businesses	1.8	2.4	3.8
Markets	3.9	4.7	20.0

	54.6	60.4	89.9

Third party assets (excluding derivatives)
Banking and portfolios	47.2	51.1	73.2
International businesses	1.1	1.2	2.7
Markets	4.6	5.1	7.4

	52.9	57.4	83.3

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2013
Quarter ended 31 March 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(1.9)	(0.2)	-	(0.4)	0.5	20.1
Corporate	25.5	(1.7)	(1.0)	0.3	-	0.8	23.9
SME	1.0	(0.2)	-	-	-	-	0.8
Retail	3.2	(0.2)	-	-	-	0.2	3.2
Other	0.5	(0.2)	-	-	-	-	0.3
Markets	5.1	(0.3)	(0.4)	-	-	0.2	4.6

Total (excluding derivatives)	57.4	(4.5)	(1.6)	0.3	(0.4)	1.7	52.9

	30 September 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2012
Quarter ended 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	25.0	(1.4)	(1.2)	-	(0.5)	0.2	22.1
Corporate	29.0	(2.1)	(1.7)	0.3	(0.1)	0.1	25.5
SME	1.3	(0.2)	(0.1)	-	-	-	1.0
Retail	3.8	(0.2)	(0.3)	-	(0.1)	-	3.2
Other	0.4	0.1	-	-	-	-	0.5
Markets	5.6	0.1	(0.7)	0.1	-	-	5.1

Total (excluding derivatives)	65.1	(3.7)	(4.0)	0.4	(0.7)	0.3	57.4

Note:
(1)	Disposals of £0.3 billion have been signed as at 31 March 2013 but are pending completion (31 December 2012 - £0.2 billion; 30 September 2012 - £0.2 billion).

	31 March 2013	31 December 2012	31 March 2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	7.6	8.9	10.3
Ireland (ROI and NI)	5.5	5.8	7.0
Spain	1.4	1.4	1.8
Rest of Europe	4.7	4.9	7.7
USA	0.8	0.9	1.9
RoW	0.1	0.2	0.4

Total (excluding derivatives)	20.1	22.1	29.1

Non-Core (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Impairment losses by donating division and sector (1)

UK Retail
Personal	(1)	-	2

Total UK Retail	(1)	-	2

UK Corporate
Manufacturing and infrastructure	2	1	7
Property and construction	60	8	55
Transport	9	2	(2)
Financial institutions	(1)	(23)	1
Lombard	-	15	10
Other	2	53	6

Total UK Corporate	72	56	77

Ulster Bank
Commercial real estate
- investment	47	91	84
- development	155	256	142
Other corporate	38	16	34
Other EMEA	2	1	4

Total Ulster Bank	242	364	264

US Retail & Commercial
Auto and consumer	13	19	9
Cards	-	(2)	5
SBO/home equity	27	22	18
Residential mortgages	2	4	3
Commercial real estate	(1)	(2)	(3)
Commercial and other	(2)	3	(4)

Total US Retail & Commercial	39	44	28

International Banking
Manufacturing and infrastructure	(3)	3	6
Property and construction	85	96	86
Transport	7	51	13
Telecoms, media and technology	3	5	16
Financial institutions	(10)	75	(12)
Other	(2)	8	9

Total International Banking	80	238	118

Other
Wealth	1	-	(1)
Central items	-	1	1

Total Other	1	1	-

Total impairment losses	433	703	489

Note:
(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Non-Core (continued)

	31 March 2013	31 December 2012	31 March 2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Personal	-	-	0.1

Total UK Retail	-	-	0.1

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.3	3.6	4.8
Transport	3.9	3.8	4.3
Financial institutions	0.1	0.2	0.6
Lombard	0.3	0.4	0.9
Other	3.5	4.2	7.0

Total UK Corporate	11.2	12.3	17.7

Ulster Bank
Commercial real estate
- investment	3.4	3.4	3.7
- development	7.6	7.6	8.0
Other corporate	1.6	1.6	1.7
Other EMEA	0.4	0.3	0.4

Total Ulster Bank	13.0	12.9	13.8

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	-	-	0.1
SBO/home equity	2.0	2.0	2.4
Residential mortgages	0.4	0.4	0.5
Commercial real estate	0.4	0.4	0.9
Commercial and other	0.1	0.1	-

Total US Retail & Commercial	3.5	3.5	4.7

International Banking
Manufacturing and infrastructure	2.7	3.9	5.8
Property and construction	11.1	12.3	15.4
Transport	1.6	1.7	2.4
Telecoms, media and technology	1.0	0.4	0.7
Financial institutions	4.6	4.7	5.7
Other	3.3	3.7	6.4

Total International Banking	24.3	26.7	36.4

Other
Wealth	-	-	0.2
Central items	-	-	(0.3)

Total Other	-	-	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	52.0	55.4	72.6

Non-Core (continued)

Key points
Non-Core third party assets fell to £53 billion, a reduction of £5 billion, or 8% during the quarter and an overall reduction of £205 billion, or 79%, since the division was set up. This was achieved through a mixture of disposals, run-off and impairments. As of 31 March 2013, the Non-Core funded balance sheet was under 7% of the Group’s funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013.

Q1 2013 compared with Q4 2012
•
Third party assets were further reduced by £5 billion, or 8%, largely reflecting run-off of £5 billion and disposals of £2 billion, partially offset by an increase due to exchange rate and other movements of £2 billion.

•	Risk-weighted assets were £6 billion lower, principally driven by disposals and run-off.

•	An operating loss of £505 million was almost half of that in Q4 2012, principally due to significantly lower impairments, lower disposal losses and improved trading activity.

•
Impairment losses fell by £270 million to £433 million, with £122 million of this reduction from the Ulster Bank portfolio. Ulster Bank impairments increased from 52% to 56% of the Non-Core total impairment losses.

•
Income increased by £125 million principally as a result of improved income from trading activities (up £95 million with asset price improvements and tighter spreads on indices and corporate credit) and disposal losses (down £58 million to £57 million), partially offset by falling net interest income as a result of continued divestment and run-off.

•	Headcount declined by 16% to 2,600 reflecting run-off across the business.

Q1 2013 compared with Q1 2012
•
Third party assets fell by £30 billion, or 36%, largely reflecting disposals of £15 billion and run-off of £17 billion. The disposal of RBS Aviation Capital in Q2 2012 contributed c.£5 billion to this reduction.

•	Risk-weighted assets were £35 billion lower, principally driven by disposals, run-off and restructuring of existing positions.

•	Operating loss reflected higher disposal losses and lower rental income, largely offset by gains in trading income and improved impairments.

•
Impairment losses fell by £56 million to £433 million, principally reflecting provisions falling in line with the reducing size of the portfolio. Ulster Bank impairments increased from 54% to 56% of the Non-Core total.

•
Trading income improved by £315 million. Overall income reflected £57 million of disposal losses in Q1 2013 compared with gains on disposal of £182 million in Q1 2012 and £120 million lower rental income (largely due to the disposal of RBS Aviation Capital in Q2 2012).

•	Costs decreased by £98 million, largely as a result of a £56 million reduction in operating lease depreciation predominantly due to the disposal of RBS Aviation Capital in Q2 2012.

•	Since Q1 2012 headcount decreased by 1,700, or 40%, reflecting divestment activity and run-off across the business.

Condensed consolidated income statement
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Interest receivable	4,279	4,439	4,934
Interest payable	(1,609)	(1,666)	(2,019)

Net interest income	2,670	2,773	2,915

Fees and commissions receivable	1,316	1,374	1,485
Fees and commissions payable	(210)	(245)	(179)
Income from trading activities	1,115	474	212
(Loss)/gain on redemption of own debt	(51)	-	577
Other operating income	612	227	(800)

Non-interest income	2,782	1,830	1,295

Total income	5,452	4,603	4,210

Staff costs	(1,887)	(1,656)	(2,508)
Premises and equipment	(556)	(592)	(562)
Other administrative expenses	(763)	(2,506)	(883)
Depreciation and amortisation	(387)	(498)	(457)
Write-down of goodwill and other intangible assets	-	(124)	-

Operating expenses	(3,593)	(5,376)	(4,410)

Profit/(loss) before impairment losses	1,859	(773)	(200)
Impairment losses	(1,033)	(1,454)	(1,314)

Operating profit/(loss) before tax	826	(2,227)	(1,514)
Tax charge	(350)	(39)	(138)

Profit/(loss) from continuing operations	476	(2,266)	(1,652)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group (1)	127	(351)	88
- Other	2	6	5

Profit/(loss) from discontinued operations, net of tax	129	(345)	93

Profit/(loss) for the period	605	(2,611)	(1,559)
Non-controlling interests	(131)	108	14
Preference share and other dividends	(81)	(115)	-

Profit/(loss) attributable to ordinary and B shareholders	393	(2,618)	(1,545)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations (2)	2.6p	(21.6p)	(15.0p)

Basic and diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations (2)	3.5p	(23.6p)	(14.2p)

Notes:
(1)	Includes a gain on disposal of £72 million in Q1 2013 and the write-down of goodwill of £394 million in Q4 2012.
(2)	Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares in June 2012.

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Profit/(loss) for the period	605	(2,611)	(1,559)

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	(2,158)	-
Income tax on items that do not qualify for reclassification	-	429	(38)

	-	(1,729)	(38)

Items that do qualify for reclassification
Available-for-sale financial assets	276	(70)	525
Cash flow hedges	(34)	(126)	33
Currency translation	1,197	169	(554)
Income tax on items that do qualify for reclassification	48	118	19

	1,487	91	23

Other comprehensive income/(loss) after tax	1,487	(1,638)	(15)

Total comprehensive income/(loss) for the period	2,092	(4,249)	(1,574)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	149	(104)	(3)
Preference shareholders	71	99	-
Paid-in equity holders	10	16	-
Ordinary and B shareholders	1,862	(4,260)	(1,571)

	2,092	(4,249)	(1,574)

Key points
●	The movement in available-for-sale financial assets during Q1 2013 represents net unrealised gains on high quality UK, US and German sovereign bonds.

●
Currency translation gains during the quarter are principally due to the weakening of Sterling against both the US Dollar by 6.2%, and the Euro by 3.6%. Whilst these currency movements benefited the tangible net asset value per share, they did however reduce the Core Tier 1 capital ratio by c.6 basis points given the impact on risk weighted assets.

Condensed consolidated balance sheet
at 31 March 2013

	31 March 2013	31 December 2012
	£m	£m

Assets
Cash and balances at central banks	86,718	79,290
Net loans and advances to banks	34,025	29,168
Reverse repurchase agreements and stock borrowing	43,678	34,783
Loans and advances to banks	77,703	63,951
Net loans and advances to customers	432,360	430,088
Reverse repurchase agreements and stock borrowing	59,427	70,047
Loans and advances to customers	491,787	500,135
Debt securities	153,248	157,438
Equity shares	11,861	15,232
Settlement balances	15,805	5,741
Derivatives	432,435	441,903
Intangible assets	13,928	13,545
Property, plant and equipment	9,482	9,784
Deferred tax	3,280	3,443
Interests in associated undertakings	2,604	776
Prepayments, accrued income and other assets	7,596	7,044
Assets of disposal groups	1,726	14,013

Total assets	1,308,173	1,312,295

Liabilities
Bank deposits	54,536	57,073
Repurchase agreements and stock lending	39,575	44,332
Deposits by banks	94,111	101,405
Customer deposits	437,437	433,239
Repurchase agreements and stock lending	88,658	88,040
Customer accounts	526,095	521,279
Debt securities in issue	92,740	94,592
Settlement balances	14,640	5,878
Short positions	30,610	27,591
Derivatives	429,881	434,333
Accruals, deferred income and other liabilities	15,630	14,801
Retirement benefit liabilities	3,533	3,884
Deferred tax	1,019	1,141
Subordinated liabilities	27,788	26,773
Liabilities of disposal groups	961	10,170

Total liabilities	1,237,008	1,241,847

Equity
Non-controlling interests	532	1,770
Owners’ equity*
Called up share capital	6,619	6,582
Reserves	64,014	62,096

Total equity	71,165	70,448

Total liabilities and equity	1,308,173	1,312,295

* Owners’ equity attributable to:
Ordinary and B shareholders	65,341	63,386
Other equity owners	5,292	5,292

	70,633	68,678

Average balance sheet

	Quarter ended
	31 March 2013	31 December 2012
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.10	3.12
Cost of interest-bearing liabilities of banking business	(1.54)	(1.55)

Interest spread of banking business	1.56	1.57
Benefit from interest-free funds	0.37	0.38

Net interest margin of banking business	1.93	1.95

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.51	0.53
- Eurodollar	0.29	0.32
- Euro	0.21	0.20

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2013			31 December 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	70,945	108	0.62	70,752	114	0.64
Loans and advances to customers	410,222	3,831	3.79	414,857	3,940	3.78
Debt securities	78,505	340	1.76	80,624	385	1.90

Interest-earning assets - banking business (1)	559,672	4,279	3.10	566,233	4,439	3.12

Trading business (2)	238,205			231,113
Non-interest earning assets	532,982			545,677

Total assets	1,330,859			1,343,023

Liabilities
Deposits by banks	28,408	116	1.66	30,929	122	1.57
Customer accounts	332,628	837	1.02	329,074	849	1.03
Debt securities in issue	55,227	353	2.59	59,492	404	2.70
Subordinated liabilities	23,147	222	3.89	21,139	201	3.78
Internal funding of trading business	(15,422)	81	(2.13)	(12,609)	90	(2.84)

Interest-bearing liabilities - banking business	423,988	1,609	1.54	428,025	1,666	1.55

Trading business (2)	240,519			234,792
Non-interest-bearing liabilities
- demand deposits	76,039			74,957
- other liabilities	520,515			533,282
Owners’ equity	69,798			71,967

Total liabilities and owners’ equity	1,330,859			1,343,023

Notes:
(1)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Called-up share capital
At beginning of period	6,582	6,581	15,318
Ordinary shares issued	37	1	79

At end of period	6,619	6,582	15,397

Paid-in equity
At beginning and end of period	979	979	979

Share premium account
At beginning of period	24,361	24,268	24,001
Ordinary shares issued	94	93	26

At end of period	24,455	24,361	24,027

Merger reserve
At beginning and end of period	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(346)	(291)	(957)
Unrealised gains	582	136	724
Realised gains	(164)	(209)	(212)
Tax	28	77	6
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-
Transfer to retained earnings	-	(59)	-

At end of period	(10)	(346)	(439)

Cash flow hedging reserve
At beginning of period	1,666	1,746	879
Amount recognised in equity	259	162	290
Amount transferred from equity to earnings	(293)	(288)	(257)
Tax	3	46	9

At end of period	1,635	1,666	921

Foreign exchange reserve
At beginning of period	3,908	3,747	4,775
Retranslation of net assets	1,386	147	(648)
Foreign currency (losses)/gains on hedges of net assets	(201)	21	96
Transfer to retained earnings	-	(2)	-
Tax	(18)	(5)	4
Recycled to profit or loss on disposal of businesses	(3)	-	-

At end of period	5,072	3,908	4,227

Capital redemption reserve
At beginning and end of period	9,131	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Notes:
(1)	Analysis provided on page 80.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2013 (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Retained earnings
At beginning of period	10,596	15,216	18,929
Transfer to non-controlling interests	-	(361)	-
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	366	(2,278)	(1,633)
- discontinued operations	108	(225)	88
Equity preference dividends paid	(71)	(99)	-
Paid-in equity dividends paid, net of tax	(10)	(16)	-
Transfer from available-for-sale reserve	-	59	-
Transfer from foreign exchange reserve	-	2	-
Actuarial losses recognised in retirement benefit schemes
- gross	-	(2,158)	-
- tax	-	429	(38)
Shares released for employee benefits	-	43	(13)
Share-based payments
- gross	(37)	(19)	45
- tax	(3)	3	6

At end of period	10,949	10,596	17,384

Own shares held
At beginning of period	(213)	(207)	(769)
Disposal/(purchase) of own shares	2	(6)	(2)
Shares released for employee benefits	-	-	6

At end of period	(211)	(213)	(765)

Owners’ equity at end of period	70,633	68,678	73,943

Non-controlling interests
At beginning of period	1,770	646	686
Currency translation adjustments and other movements	15	1	(2)
Profit/(loss) attributable to non-controlling interests
- continuing operations	110	12	(19)
- discontinued operations	21	(120)	5
Movements in available-for-sale securities
- unrealised gains/(losses)	9	(1)	(4)
- realised losses	-	4	17
- tax	(1)	-	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-
Equity raised	-	874	-
Equity withdrawn and disposals	(1,387)	(7)	(16)
Transfer from retained earnings	-	361	-

At end of period	532	1,770	667

Total equity at end of period	71,165	70,448	74,610

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	149	(104)	(3)
Preference shareholders	71	99	-
Paid-in equity holders	10	16	-
Ordinary and B shareholders	1,862	(4,260)	(1,571)

	2,092	(4,249)	(1,574)

For the notes to this table refer to page 69.

Notes

1. Basis of preparation
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group’s principal accounting policies as set out on pages 320 to 331 of the Group’s 2012 annual report on Form 20-F apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

‘Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group’s results.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS19 resulted in an increase in the loss after tax for the quarters ended 31 December 2012 and 31 March 2012 of £21 million.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity); prior periods have been restated.

Notes

1. Basis of preparation (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 328 to 331 of the Group’s 2012 annual report on Form 20-F.

Direct Line Group (DLG)
With effect from 13 March 2013, when the Group’s shareholding in DLG fell below 50%, the Group no longer controls DLG. Consequently, in the Q1 results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter.

Going concern
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the quarter ended 31 March 2013 has been prepared on a going concern basis.

Notes (continued)

2. Analysis of income, expenses and impairment losses
	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Loans and advances to customers	3,831	3,940	4,221
Loans and advances to banks	108	114	143
Debt securities	340	385	570

Interest receivable	4,279	4,439	4,934

Customer accounts	837	849	915
Deposits by banks	116	122	191
Debt securities in issue	353	404	698
Subordinated liabilities	222	201	190
Internal funding of trading businesses	81	90	25

Interest payable	1,609	1,666	2,019

Net interest income	2,670	2,773	2,915

Fees and commissions receivable
- payment services	333	317	347
- credit and debit card fees	254	280	262
- lending (credit facilities)	353	368	358
- brokerage	109	122	154
- investment management	113	106	131
- trade finance	78	64	99
- other	76	117	134

	1,316	1,374	1,485
Fees and commissions payable - banking	(210)	(245)	(179)

Net fees and commissions	1,106	1,129	1,306

Foreign exchange	195	86	225
Interest rate	199	456	672
Credit	552	118	210
Own credit adjustments	99	(98)	(1,009)
Other	70	(88)	114

Income from trading activities	1,115	474	212

(Loss)/gain on redemption of own debt	(51)	-	577

Operating lease and other rental income	138	152	301
Own credit adjustments	150	(122)	(1,447)
Changes in the fair value of:
- securities and other financial assets and liabilities	12	19	81
- investment properties	(9)	(77)	32
Profit on sale of securities	153	237	190
Profit/(loss) on sale of:
- property, plant and equipment	18	(1)	5
- subsidiaries and associated undertakings	(6)	(21)	(12)
Life business profits	-	1	1
Dividend income	14	16	14
Share of profits less losses of associated undertakings (1)	177	21	(4)
Other income	(35)	2	39

Other operating income	612	227	(800)

For the note to this table refer to the following page.

Notes (continued)

2. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Total non-interest income	2,782	1,830	1,295

Total income	5,452	4,603	4,210

Staff costs	1,887	1,656	2,508
Premises and equipment	556	592	562
Other (2)	763	2,506	883

Administrative expenses	3,206	4,754	3,953
Depreciation and amortisation	387	498	457
Write-down of goodwill and other intangible assets (3)	-	124	-

Operating expenses	3,593	5,376	4,410

Loan impairment losses	1,036	1,402	1,295
Securities impairment losses	(3)	52	19

Impairment losses	1,033	1,454	1,314

Notes:
(1)	Includes the Group’s share of DLG’s profit for the period 13 March to 31 March 2013 of £7 million.
(2)
Includes bank levy of £175 million in Q4 2012, Payment Protection Insurance costs of nil (Q4 2012 - £450 million; Q1 2012 - £125 million), Interest Rate Hedging Products redress and related costs of £50 million (Q4 2012 - £700 million) and regulatory fines of £381 million in Q4 2012.

(3)	Excludes £394 million of goodwill written-off in Q4 2012 in respect of Direct Line Group.

Payment Protection Insurance (PPI)
There was no increase to the Group’s provision for PPI in Q1 2013 (Q4 2012 - £450 million; Q1 2012 - £125 million). The cumulative charge in respect of PPI is £2.2 billion, of which £1.5 billion (68%) in redress had been paid by 31 March 2013. Of the £2.2 billion cumulative charge, £2.0 billion relates to redress and £0.2 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

At beginning of period	895	684	745
Charge to income statement	-	450	125
Utilisations	(190)	(239)	(181)

At end of period	705	895	689

Notes (continued)

2. Analysis of income, expenses and impairment losses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million was booked in 2012 for redress in relation to certain interest-rate hedging products sold to small and medium-sized retail clients under FSA rules. £575 million was earmarked for client redress, and £125 million for administrative expenses. The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress. As a result of full development of the plan for administering this process in accordance with FSA guidelines, the estimate for administrative costs has been increased by £50 million in Q1 2013.

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

At beginning of period	676	-	-
Charge to income statement	50	700	-
Utilisations	(24)	(24)	-

At end of period	702	676	-

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,036 million (Q4 2012 - £1,402 million; Q1 2012 - £1,295 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2013 from £21,250 million to £21,494 million and the movements thereon were:
	Quarter ended
	31 March 2013			31 December 2012				31 March 2012
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	9,203	11,115	-	20,318	8,414	11,469	19,883
Transfers from disposal groups	-	-	-	764	-	-	764	-	-	-
Currency translation and other adjustments	136	266	402	57	139	-	196	(8)	(80)	(88)
Disposals	-	-	-	-	(1)	(4)	(5)	-	-	-
Amounts written-off	(529)	(627)	(1,156)	(688)	(733)	-	(1,421)	(405)	(440)	(845)
Recoveries of amounts previously written-off	49	16	65	50	46	-	96	62	33	95
Charge to income statement
- continuing operations	599	437	1,036	729	673	-	1,402	796	499	1,295
- discontinued operations	-	-	-	-	-	4	4	-	-	-
Unwind of discount (recognised in interest income)	(51)	(52)	(103)	(53)	(51)	-	(104)	(62)	(67)	(129)

At end of period	10,266	11,228	21,494	10,062	11,188	-	21,250	8,797	11,414	20,211

Provisions at 31 March 2013 include £119 million in respect of loans and advances to banks (31 December 2012 - £114 million; 31 March 2012 - £135 million).

The table above excludes impairments relating to securities (refer to page 11 in Appendix 3).

Notes (continued)

4. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Profit/(loss) before tax	826	(2,227)	(1,514)

Expected tax (charge)/credit	(192)	546	371
Losses in period where no deferred tax asset recognised	(72)	(129)	(173)
Foreign profits taxed at other rates	(88)	(77)	(102)
UK tax rate change impact	-	(14)	(30)
Unrecognised timing differences	3	42	-
Items not allowed for tax
- losses on disposal and write-downs	-	(41)	(4)
- UK bank levy	(20)	10	(18)
- regulatory fines	-	(93)	-
- employee share schemes	(7)	35	(15)
- other disallowable items	(37)	(133)	(51)
Non-taxable items
- loss on sale of RBS Aviation Capital	-	(1)	-
- other non-taxable items	55	60	24
Taxable foreign exchange movements	2	-	1
Losses brought forward and utilised	5	(10)	15
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	-	(9)	(161)
- Ireland	-	(203)	-
Adjustments in respect of prior periods	1	(22)	5

Actual tax charge	(350)	(39)	(138)

The high tax charge for the quarter ended 31 March 2013 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland) and losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland).

The Group has recognised a deferred tax asset at 31 March 2013 of £3,280 million (31 December 2012 - £3,443 million) and a deferred tax liability at 31 March 2013 of £1,019 million (31 December 2012 - £1,141 million). These include amounts recognised in respect of UK trading losses of £2,867 million (31 December 2012 - £3,072 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2013 and concluded that it is recoverable based on future profit projections.

Notes (continued)

5. Profit/(loss) attributable to non-controlling interests

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

RBS Sempra Commodities JV	(2)	1	-
RFS Holdings BV Consortium Members	113	1	(19)
Direct Line Group	19	(125)	-
Other	1	15	5

Profit/(loss) attributable to non-controlling interests	131	(108)	(14)

6. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	71	43	-
Non-cumulative preference shares of €0.01	-	55	-
Non-cumulative preference shares of £1	-	1	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	10	16	-

	81	115	-

Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments. In addition to previous statements with regard to the payment of hybrid coupons and dividends, the Group is also now in a position to resume the payments on the three Trust Preferred Securities of RBS Holdings N.V: RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII. In the context of recent macro-prudential policy discussions, the Board of RBSG has decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of RBSG hybrid capital instruments and the RBS N.V. Trust Preferred Securities through an equity issuance of c.£300 million. Approximately 80% of this will be raised through the issue of new ordinary shares, which is expected to take place during the remainder of 2013. The balance (approximately 20%) will be ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust. RBSG will also undertake several small asset sales to further neutralise the impacts.

In response to regulatory requirements and developments (including the recommendations of the Financial Policy Committee of the Bank of England regarding the capital resources of UK banks, published on 27 March 2013) and to allow the Group to manage its capital in the optimal way, the Group may wish to issue loss-absorbing capital instruments in the form of Equity Convertible Notes (“ECNs”). ECNs would convert into newly issued ordinary shares in the company upon the occurrence of certain events (for example, the Group’s capital ratios falling below a specified level), diluting existing holdings of ordinary shares. At a General Meeting on 14 May 2013 the Group will propose two resolutions which would allow the flexibility to issue ECNs which could convert into ordinary shares with an aggregate nominal value of up to £1.5 billion.

Notes (continued)

7. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders (£m)	285	(2,393)	(1,633)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders (£m)	108	(225)	88

Ordinary shares in issue during the period (millions)	6,031	6,003	5,770
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,131	11,103	10,870
Effect of dilutive share options and convertible securities	114	-	-

Diluted weighted average number of ordinary and B shares in issue during the period	11,245	11,103	10,870

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations	2.6p	(21.6p)	(15.0p)

Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

8. Trading valuation reserves and own credit adjustments
There have been no significant changes to the Group’s valuation methodologies as set out in the Group’s 2012 annual report on Form 20-F.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other reserves. Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	144	192	991
- credit derivative product companies	243	314	624
- other counterparties	2,210	2,308	2,014

	2,597	2,814	3,629

Other valuation reserves
- bid-offer	581	625	646
- funding valuation adjustment	523	475	494
- product and deal specific	748	763	895
- valuation basis	91	103	107
- other	89	31	86

	2,032	1,997	2,228

Valuation reserves	4,629	4,811	5,857

Own credit
The cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT) designated as at fair value through profit or loss (DFV) and derivative liabilities are set out below.

	Debt securities in issue (2)			Subordinated liabilities DFV £m
Cumulative OCA DR/(CR)(1)	HFT £m	DFV £m	Total £m		Total £m	Derivatives £m	Total (3) £m

31 March 2013	(597)	148	(449)	433	(16)	325	309
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 March 2013	10.8	22.2	33.0	1.1	34.1
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Notes (continued)

9. Available-for-sale reserve

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Available-for-sale reserve	£m	£m	£m

At beginning of period	(346)	(291)	(957)
Unrealised gains	582	136	724
Realised gains	(164)	(209)	(212)
Tax	28	77	6
Recycled to profit or loss on disposal of businesses	(110)	-	-
Transfer to retained earnings	-	(59)	-

At end of period	(10)	(346)	(439)

The Q1 2013 movement primarily reflects unrealised net gains on securities of £582 million, largely as yields tightened on German, US and UK sovereign bonds, and realised net gains of £164 million principally in Group Treasury, £105 million and US Retail & Commercial, £33 million.

10. Contingent liabilities and commitments

	31 March 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	18,839	956	19,795	18,251	913	19,164
Other contingent liabilities	10,453	79	10,532	10,628	69	10,697

	29,292	1,035	30,327	28,879	982	29,861

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,301	5,378	218,679	209,892	5,916	215,808
Other commitments	1,712	8	1,720	1,971	5	1,976

	215,013	5,386	220,399	211,863	5,921	217,784

Total contingent liabilities and commitments	244,305	6,421	250,726	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

11. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the annual report on Form 20-F for the year ended 31 December 2012.

Litigation

Shareholder Litigation
As previously disclosed, RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims). On 4 September 2012, the Preferred Shares litigation was dismissed with prejudice and the dismissal is the subject of an appeal. The Group has filed its opposition to the plaintiffs’ appeal. On 27 September 2012, the ADR claims were dismissed with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case. The Group has filed its responses to these motions.

As previously disclosed, the Group had received notification of similar prospective claims in the United Kingdom and the Netherlands. On 28 March and 3 April 2013, two claims were issued by current and former shareholders, in the High Court of Justice of England and Wales against the Group (and in one of those claims, also against certain former individual officers and directors). The Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the UK and the Netherlands.

Investigations and reviews

LIBOR and other trading rates
As previously disclosed, on 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. On 12 April 2013, RBS Securities Japan Limited received a business improvement order by Japan’s Financial Services Agency for inappropriate conduct in relation to Yen LIBOR.

The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards.

Notes (continued)

11. Litigation, investigations and reviews (continued)
The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Technology Incident
As previously disclosed, on 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £175 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (in the UK and Ireland). On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The Group is co-operating fully with the FCA's investigation.

The Group could also become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Credit Default Swaps (CDS) Investigation
The Group is a party to the EC's antitrust investigation into the CDS information market under Article 101 and/or 102 of the Treaty on the Functioning of the European Union. The Group is co-operating fully with the EC’s investigation. The Group cannot predict the outcome of the investigation at this stage.

Securitisation and collateralised debt obligation business
On 28 March 2013, SEC staff informed the Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc. This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to SEC rules, the Group has submitted a response to the Wells notice.

Notes (continued)

11. Litigation, investigations and reviews (continued)

RBS Citizens Consent Orders
In April 2013, the two main subsidiaries of RBS Citizens Financial Group, Inc (RBS Citizens), consented to the issuance of orders by their respective primary federal regulators, the FDIC and the OCC.  In the consent orders, the subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the RBS Citizens overdraft protection program, checking rewards programs, and stop-payment process for pre-authorized recurring electronic fund transfers.  The consent orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to provide approximately US$4 million in anticipated restitution to affected customers, to take certain remedial actions set forth in the orders, and to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act.

Other Investigations
The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York Department of Financial Services. The Group has also, over time, enhanced its relevant systems and controls. Further, the Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

12. Post balance sheet events
There have been no significant events between 31 March 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line. In the risk and balance sheet management section and Appendix 3 Risk management supplement, balances and exposures relating to disposal groups are included within risk measures for all periods presented.

Capital management

Capital ratios
Current rules
The Group’s capital, risk-weighted assets (RWAs) and risk asset ratios, calculated in accordance with Prudential Regulation Authority (PRA) definitions, are set out below.

	31 March 2013	31 December 2012
Capital	£bn	£bn

Core Tier 1	48.2	47.3
Tier 1	57.5	57.1
Total	69.0	66.8

RWAs by risk

Credit risk
- non-counterparty	320.8	323.2
- counterparty	44.4	48.0
Market risk	38.8	42.6
Operational risk	41.8	45.8

	445.8	459.6

Risk asset ratios	%	%

Core Tier 1	10.8	10.3
Tier 1	12.9	12.4
Total	15.5	14.5

Capital Requirements Directive (CRD) IV
Fully loaded CRD IV estimates (1)	31 March 2013	31 December 2012

Common Equity Tier 1 capital	£39.9bn	£38.1bn
RWAs	£487.2bn	£494.6bn
Common Equity Tier 1 capital ratio	8.2%	7.7%

Note:
(1)	Calculated on the same basis as disclosed on page 157 of the Group’s 2012 annual results Form 6-K.

Key points
•
Core Tier 1 capital ratios, under current rules and fully loaded CRD IV, improved by 50 basis points to 10.8% and 8.2% respectively. This reflected attributable profit, the favourable impact of currency movements in the capital base as well as reduction in RWAs, the latter despite the impact of additional commercial real estate slotting of £2.8 billion. The weakening of sterling however caused non-sterling RWAs to increase.

•	The RWA decreases were primarily in Markets (£12.8 billion), reflecting continued focus on risk reduction and a fall in operational risk, and Non-Core (£5.8 billion) due to disposals and run-offs.

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group’s regulatory capital resources in accordance with PRA definitions were as follows:

	31 March 2013	31 December 2012
	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	70,633	68,678
Preference shares - equity	(4,313)	(4,313)
Other equity instruments	(979)	(979)
	65,341	63,386

Non-controlling interests
Non-controlling interests per balance sheet	532	1,770
Other adjustments to non-controlling interests for regulatory purposes	-	(1,367)
	532	403

Regulatory adjustments and deductions
Own credit	541	691
Defined pension benefit adjustment (1)	592	913
Unrealised losses on available-for-sale (AFS) debt securities	92	410
Unrealised gains on AFS equity shares	(82)	(63)
Cash flow hedging reserve	(1,635)	(1,666)
Other adjustments for regulatory purposes	(202)	(198)
Goodwill and other intangible assets	(13,928)	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(1,847)	(1,904)
50% of securitisation positions	(1,159)	(1,107)
	(17,628)	(16,469)

Core Tier 1 capital	48,245	47,320

Other Tier 1 capital
Preference shares - equity	4,313	4,313
Preference shares - debt	1,113	1,054
Innovative/hybrid Tier 1 securities	4,410	4,125
	9,836	9,492

Tier 1 deductions
50% of material holdings (2)	(1,182)	(295)
Tax on excess of expected losses over impairment provisions	560	618
	(622)	323

Total Tier 1 capital	57,459	57,135

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	31 March 2013	31 December 2012
	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,197	2,194
Dated subordinated debt - net of amortisation	13,907	13,420
Unrealised gains on AFS equity shares	82	63
Collectively assessed impairment provisions	417	399
	16,603	16,076

Tier 2 deductions
50% of securitisation positions	(1,159)	(1,107)
50% excess of expected losses over impairment provisions	(2,407)	(2,522)
50% of material holdings (2)	(1,182)	(295)
	(4,748)	(3,924)

Total Tier 2 capital	11,855	12,152

Supervisory deductions
Unconsolidated investments
- Direct Line Group (2)	-	(2,081)
- Other investments	(39)	(162)
Other deductions	(232)	(244)

	(271)	(2,487)

Total regulatory capital	69,043	66,800

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the quarter.
	Core Tier 1	Other Tier 1	Tier 2	Supervisory deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable profit net of movements in fair value of own credit	243	-	-	-	243
Ordinary shares issued	131	-	-	-	131
Employee share schemes share capital and reserve	(40)	-	-	-	(40)
Foreign exchange reserve	1,164	-	-	-	1,164
Foreign exchange movements	-	268	974	-	1,242
Increase in non-controlling interests	129	-	-	-	129
Decrease/(increase) in capital deductions (2)	5	(945)	(824)	2,081	317
Increase in goodwill and intangibles	(383)	-	-	-	(383)
Defined pension fund (1)	(321)	-	-	-	(321)
Dated subordinated debt maturities	-	-	(150)	-	(150)
Other movements	(3)	76	(297)	135	(89)

At 31 March 2013	48,245	9,214	11,855	(271)	69,043

Notes:
(1)	The movement in defined pension fund was caused by a contribution to the Main Scheme in the quarter.
(2)	From 1 January 2013 investments in insurance subsidiaries are deducted 50% from Tier 1 and 50% from Tier 2.

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is highly dependent on characteristics such as the maturity profile and composition of the Group’s assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview
●
The Group continued to exceed its medium-term targets on short-term wholesale funding (STWF)(1). STWF at £43.0 billion was 5% of the funded balance sheet and was covered 3.7 times by the liquidity portfolio of £157.6 billion.

●	STWF increased marginally from the year end reflecting maturity migration of medium-term notes and some small increases in commercial paper and certificates of deposit.

●	Total wholesale funding(1) decreased from £150.4 billion to £147.2 billion.

●	The Group liquidity portfolio increased by £10.4 billion (from £147.2 billion to £157.6 billion) mainly in cash at central banks (£7.1 billion) and government bonds (£2.3 billion).

●	The Group’s loan:deposit ratio improved to 99% with the funding surplus increasing by £2.7 billion mainly in the Retail & Commercial divisions.

●
Liquidity metrics generally strengthened during the quarter reflecting balance sheet restructuring. The stressed outflow coverage improved and was 1.3 times the worst stress scenario under the PRA regime. The liquidity coverage ratio, based on the Group’s interpretation of draft guidance, was maintained above 100% and the net stable funding ratio improved marginally to 119% from 117% at the year end.

●	During the quarter the Group successfully completed a public liability management exercise on £2 billion of senior unsecured debt as part of its on-going balance sheet management.

Note:
(1)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Funding sources
Summary
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	31 March 2013			31 December 2012
	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	27,903	-	27,903	28,585	-	28,585
other deposits	17,231	9,402	26,633	18,938	9,551	28,489

	45,134	9,402	54,536	47,523	9,551	57,074

Debt securities in issue
other commercial paper	3,068	-	3,068	2,873	-	2,873
certificates of deposit	3,119	315	3,434	2,605	391	2,996
medium-term notes	15,574	48,464	64,038	13,019	53,584	66,603
covered bonds	1,082	9,281	10,363	1,038	9,101	10,139
securitisations	809	11,028	11,837	761	11,220	11,981

	23,652	69,088	92,740	20,296	74,296	94,592
Subordinated liabilities	2,081	25,707	27,788	2,351	24,951	27,302

Notes issued	25,733	94,795	120,528	22,647	99,247	121,894

Wholesale funding	70,867	104,197	175,064	70,170	108,798	178,968

Customer deposits
cash collateral	8,290	-	8,290	7,949	-	7,949
other deposits	406,713	23,234	429,947	400,012	26,031	426,043

Total customer deposits	415,003	23,234	438,237	407,961	26,031	433,992

Total funding	485,870	127,431	613,301	478,131	134,829	612,960

The table below shows the Group’s wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative collateral.
(3)	Primarily short-term balances.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Liquidity portfolio
The table below analyses the Group’s liquidity portfolio by product and by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end		Average
	31 March 2013	31 December 2012	Q1 2013	Q4 2012
31 March 2013	£m	£m	£m	£m

Cash and balances at central banks	77,238	70,109	78,292	74,794
Central and local government bonds	23,004	20,691	19,419	24,618
Treasury bills	750	750	750	750

Primary liquidity	100,992	91,550	98,461	100,162
Secondary liquidity (1)	56,578	55,619	56,245	50,901

Total liquidity portfolio	157,570	147,169	154,706	151,063

Balance sheet carrying value	199,062	187,942

Note:
(1)	Includes assets eligible for discounting at the Bank of England and other central banks.

Basel III liquidity ratios and other metrics

	31 March 2013	31 December 2012
	%	%

Stressed outflow coverage (1)	134	128
Liquidity coverage ratio (2)	>100	>100
Net stable funding ratio (2)	119	117

Notes:
(1)
The Group’s liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the PRA regime. Liquidity risk is expressed as a surplus of liquid assets over three months’ stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both.

(2)
Pending the finalisation of the definitions, the Group monitors the LCR and the net stable funding ratio in its internal reporting framework based on its interpretation and expectation of the final rules. At present there is a broad range of interpretations on how to calculate these ratios due to the lack of a commonly agreed market standard. There are also inconsistencies between the current regulatory approach of the PRA and that being proposed in the LCR with respect to the treatment of unencumbered assets that could be pledged with central banks via a discount window facility. This makes meaningful comparisons between institutions difficult.

Risk and balance sheet management (continued)

Credit risk: Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division. For a description of the Group’s early problem debt identification and problem debt management refer to pages 131 to 139 of the Group’s 2012 annual report on Form 20-F.

					Credit metrics
	Gross loans to				REIL as a % of gross loans to customers	Provisions as a % of REIL	Quarter ended
							Impairment charge	Amounts written-off
			REIL	Provisions
	Banks	Customers
31 March 2013	£m	£m	£m	£m	%	%	£m	£m

UK Retail	876	113,219	4,428	2,558	3.9	58	80	142
UK Corporate	827	106,847	5,329	2,387	5.0	45	185	228
Wealth	1,512	17,204	259	112	1.5	43	5	1
International Banking	5,800	42,608	642	384	1.5	60	55	62
Ulster Bank	651	33,100	7,952	4,226	24.0	53	240	27
US Retail & Commercial	115	53,840	1,263	284	2.3	22	19	69

Retail & Commercial	9,781	366,818	19,873	9,951	5.4	50	584	529
Markets	20,293	32,015	412	314	1.3	76	15	-
Other	3,781	3,049	1	1	-	100	-	-

Core	33,855	401,882	20,286	10,266	5.0	51	599	529
Non-Core	394	52,923	20,756	11,240	39.2	54	437	627

Group	34,249	454,805	41,042	21,506	9.0	52	1,036	1,156

31 December 2012

UK Retail	695	113,599	4,569	2,629	4.0	58	93	127
UK Corporate	746	107,025	5,452	2,432	5.1	45	232	125
Wealth	1,545	17,074	248	109	1.5	44	16	4
International Banking	4,827	42,342	422	391	1.0	93	37	225
Ulster Bank	632	32,652	7,533	3,910	23.1	52	318	28
US Retail & Commercial	435	51,271	1,146	285	2.2	25	19	93

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	715	602
Markets	16,805	29,787	396	305	1.3	77	13	86
Other	5,232	3,006	-	1	-	nm	1	-

Core	30,917	396,756	19,766	10,062	5.0	51	729	688
Non-Core	477	56,343	21,374	11,200	37.9	52	673	733

Group	31,394	453,099	41,140	21,262	9.1	52	1,402	1,421

nm = not meaningful

Key points
•
REIL at £41.0 billion remained broadly unchanged with a decrease of £0.6 billion in Non-Core being partially offset by the continued increase in Ulster Bank mortgage portfolios as the economic conditions remain challenging. Excluding the impact of foreign currency movements (£0.9 billion), REIL decreased by £1.0 billion.

•	Provision coverage remained in line with the year end at 52% while REIL as a percentage of total loans decreased marginally from 9.1% to 9.0%.
•	The impairment charge of £1,036 million was 26% or £366 million lower than Q4 2012 with reductions in both Core (£130 million) and Non-Core (£236 million).
•
The economic outlook in Ireland appears to be stabilising, though uncertainty remains. While trends are showing improvement, Ulster Bank’s REIL remained elevated; REIL as a percentage of loans increased marginally to 24.0%, though provision coverage increased to 53%.

Additional analyses of loan and related credit metrics are included in Appendix 3.

Risk and balance sheet management (continued)

Credit risk: (continued)

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	Central and local government				Other financial institutions			Of which ABS (1)
	UK	US	Other	Banks		Corporate	Total
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	8,109	16,259	25,823	1,940	24,801	2,233	79,165	20,507
Designated as at fair value	-	-	134	2	523	15	674	521
Available-for-sale (AFS)	8,273	19,097	13,313	7,124	21,518	215	69,540	29,417
Loans and receivables	5	-	-	151	3,499	247	3,902	3,413

Long positions	16,387	35,356	39,270	9,217	50,341	2,710	153,281	53,858

Of which US agencies	-	6,377	-	-	22,478	-	28,855	26,201

Short positions (HFT)	(2,480)	(11,788)	(11,222)	(1,121)	(1,622)	(1,149)	(29,382)	(59)

Available-for-sale
Gross unrealised gains	913	986	991	69	674	7	3,640	761
Gross unrealised losses	-	(30)	(10)	(310)	(1,169)	(4)	(1,523)	(1,508)

31 December 2012

Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

Note:
(1)	Asset-backed securities.

Key points
•
HFT: decreases in other government bonds, due to maturities and sales of Japanese securities, were partially offset by an increase in German bonds. Increases in other financial institutions relates to increase in US agency securities.

•
AFS: The reduction primarily relates to debt securities of £7.2 billion in Direct Line Group at 31 December 2012, not included at 31 March 2013 as Direct Line Group is an associated undertaking with effect from 13 March 2013 as the Group has ceded control.

Refer to Appendix 3 for an analysis of AFS reserves.

Risk and balance sheet management (continued)

Credit risk (continued)

Derivatives
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	31 March 2013			31 December 2012
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	37,732	343,225	330,560	33,483	363,454	345,565
Exchange rate	5,830	73,293	80,414	4,698	63,067	70,481
Credit	567	11,445	10,639	553	11,005	10,353
Other (3)	123	4,474	8,270	111	4,392	7,941

		432,437	429,883		441,918	434,340
Counterparty mtm netting		(366,419)	(366,419)		(373,906)	(373,906)
Cash collateral		(33,340)	(29,039)		(34,099)	(24,633)
Securities collateral		(5,564)	(7,063)		(5,616)	(8,264)

		27,114	27,362		28,297	27,537

Notes:
(1)
Exchange traded contracts were £2,268 billion (31 December 2012 - £2,497 billion), principally interest rate. Trades are generally closed out daily hence carrying values were insignificant (assets - £32 million; liabilities - £273 million).

(2)
Interest rate notional includes £20,747 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are netted.

(3)	Comprises equity and commodity derivatives.

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 4% (liabilities decreased by 1%) due to lower derivative fair values, driven by market movements and increased use of trade compression cycles.

•
Interest rate contracts decreased due to downward shifts in interest rate yields and increased use of trade compression cycles reflecting a greater number of market participants and hence trade-matching. This was partially offset by higher trade volumes and exchange rate movements.

•	The impact of exchange rate movements and higher trade volumes resulted in an increase in exchange rate contracts.

•
The increase in credit derivatives reflected exchange rate movements and widening of credit spreads in Europe due to the uncertain economic environment. This was partially offset by increased use of trade compression cycles and tightening of US credit spreads.

Risk and balance sheet management (continued)

Market risk

Value-at-risk (VaR)
For a description of the Group’s basis of measurement and methodologies, refer to pages 202 to 206 of the Group’s 2012 annual report on Form 20-F.

	Quarter ended
	31 March 2013				31 December 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	47.7	38.9	78.2	35.4	59.1	75.6	82.1	40.8	73.8	68.3	95.7	51.2
Credit spread	76.3	70.8	86.8	69.8	68.7	74.1	76.9	57.2	84.2	88.5	94.9	72.6
Currency	10.5	13.0	20.6	4.6	7.1	7.6	11.6	2.6	12.5	11.1	21.3	8.2
Equity	6.8	8.5	11.6	4.2	5.3	3.9	9.2	1.7	7.5	6.3	12.5	4.7
Commodity	1.5	2.6	3.7	0.9	2.2	1.5	3.5	1.3	2.5	1.3	6.0	1.0
Diversification (1)		(40.1)				(55.4)				(69.0)

Total	106.9	93.7	118.8	88.4	92.4	107.3	113.4	72.3	116.6	106.5	137.0	97.2

Core	89.8	77.3	104.6	74.7	75.8	88.1	94.6	58.4	82.8	74.5	118.0	63.6
Non-Core	22.0	20.3	24.9	18.1	23.4	22.8	25.7	22.0	38.7	39.3	41.9	34.2

CEM (2)	76.3	62.2	85.4	61.0	80.8	84.9	86.0	71.7	79.1	78.5	84.2	73.3

Total (excluding CEM)	51.1	45.0	60.4	41.2	49.3	57.6	61.1	33.2	53.5	56.6	76.4	41.0

Notes:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	Counterparty exposure management.

Risk and balance sheet management (continued)

Market risk (continued)

Value-at-risk (VaR) (continued)

Key points
•	The Group’s interest rate VaR was lower in Q1 2013 than in both Q4 2012 and Q1 2012 reflecting continued de-risking by a number of Markets businesses.

•	The average credit spread VaR was slightly higher than in Q4 2012, as Markets Delta business repositioned its exposure to European periphery countries.

•	The period end and average currency VaR were higher in Q1 2013 than in Q4 2012, reflecting a reduction in downside protection in Markets currencies business during February.

•
In March 2013, CEM made improvements to how certain valuation adjustments are captured in VaR. This resulted in lower VaR in Q1 2013. The impact on the Group’s Total, Core and Non-Core VaR was less significant.

Non-trading VaR
The average VaR for the Group’s non-trading portfolio predominantly comprising available-for-sale portfolios in Markets, Non-Core and International Banking, was £8.9 million (Q4 2012 - £ 9.4 million; Q1 2012 - £15.7 million). The period end VaR increased from £9.5 million at Q4 2012 to £13.6 million as a result of changes to the call assumptions on certain Dutch RMBS, which caused their weighted average life to extend.

Other portfolios
The Structured Credit Portfolio in Non-Core is measured on a notional and fair value basis due to its illiquid nature. Notional and fair value decreased to £1.6 billion and £1.2 billion respectively (31 December 2012 - £2.0 billion and £1.5 billion) reflecting the sale of underlying assets from CDO collateral pools and legacy conduits. The reductions were across all CDO, CLO, MBS and other ABS asset classes.

Risk and balance sheet management (continued)

Country risk: Summary tables
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses. The table below shows the Group’s exposure by country of incorporation of the counterparty. Refer to Appendix 3 for basis of selection, overview and additional data on eurozone periphery countries.

	31 March 2013
	Lending												Off- balance sheet	CDS notional less fair value
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core	Debt securities	Net		Balance sheet			Gross
										Derivatives	Repos				Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	44	44	99	522	18,235	18,393	37,337	9,679	857	1,628	179	40,001	3,135	(172)	16,914	7,086
Spain	-	8	49	54	4,202	347	4,660	2,736	5,551	1,582	-	11,793	1,854	(364)	5,418	2,279
Italy	10	22	145	103	1,425	24	1,729	811	1,328	2,290	-	5,347	2,540	(384)	9,546	88
Portugal	-	-	1	-	257	7	265	152	246	486	-	997	234	(130)	592	695
Greece	-	-	1	1	181	14	197	60	-	372	-	569	34	2	611	-
Cyprus	-	-	-	-	289	14	303	125	-	34	-	337	41	-	48	14

Germany	-	16,037	488	108	3,435	82	20,150	2,476	11,889	9,873	576	42,488	7,367	(1,232)	54,876	11,289
Netherlands	30	2,021	453	1,570	4,160	24	8,258	1,885	8,567	8,814	146	25,785	11,235	(1,460)	23,131	7,649
France	503	-	2,737	131	2,312	75	5,758	1,493	4,913	6,259	348	17,278	9,727	(2,023)	43,349	18,822
Belgium	-	-	183	235	445	21	884	372	1,185	3,194	98	5,361	1,350	(239)	4,751	2,100
Luxembourg	-	23	151	792	1,829	4	2,799	953	120	1,505	155	4,579	2,514	(251)	3,004	6,005
Other	107	1	2	47	746	14	917	91	925	1,617	15	3,474	1,315	(244)	5,660	1,828

Other countries
Japan	-	641	254	167	346	14	1,422	65	3,245	2,276	208	7,151	682	(56)	12,563	19,753
India	-	98	806	49	3,104	88	4,145	178	1,304	81	-	5,530	925	(21)	188	69
China	2	160	998	79	618	35	1,892	37	289	1,024	71	3,276	552	55	1,024	3,696
South Korea	-	18	557	50	436	1	1,062	-	330	321	18	1,731	853	(44)	689	818
Turkey	118	123	74	91	915	12	1,333	236	246	66	-	1,645	410	(69)	89	623
Brazil	-	-	914	-	125	3	1,042	60	490	44	-	1,576	198	219	62	-
Russia	-	48	868	2	304	60	1,282	57	258	27	-	1,567	384	(182)	27	-
Romania	20	153	4	-	333	329	839	837	199	3	-	1,041	82	(21)	3	-
Poland	-	-	2	10	549	6	567	15	423	29	-	1,019	611	(85)	45	-

Risk and balance sheet management (continued)

Country risk: Summary tables (continued)

	31 December 2012
	Lending													CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core	Debt securities	Net		Balance sheet	Off- balance sheet		Gross
										Derivatives	Repos				Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	-	54	15

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	(2,197)	44,920	14,324
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	(233)	4,961	1,256
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	(306)	3,157	5,166
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	(194)	6,029	2,325

Other countries
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	50	903	3,833
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	(60)	616	449
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	(36)	114	449
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	393	85	-
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	(254)	23	-
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	(12)	3	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	(84)	54	29

Additional information

Share information
	31 March 2013	31 December 2012

Ordinary share price	275.5p	324.5p

Number of ordinary shares in issue	6,108m	6,071m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2013.

As at 31 March 2013
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 100p	6,108
B shares of £0.10	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

6,619
Retained income and other reserves	64,014

Owners’ equity	70,633

Group indebtedness
Subordinated liabilities	27,788
Debt securities in issue	92,740

Total indebtedness	120,528

Total capitalisation and indebtedness	191,161

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 31 March 2013 buybacks of debt securities net of issuances totalled £144.2 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 March 2013.

Additional information (continued)

Ratio of earnings to fixed charges
	Quarter ended 31 March 2013(4)	Year ended 31 December
		2012(3)	2011(3)	2010	2009(3)	2008(3)

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	1.42	0.29	0.87	0.97	0.73	0.02
- excluding interest on deposits	2.97			0.67
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	1.49	0.30	0.87	0.98	0.78	0.02
- excluding interest on deposits	3.79			0.78
Notes:
(1)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the years ended 31 December 2012, 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 were £5,453 million, £1,109 million, £278 million, £3,951 million and £27,051 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 were £5,165 million, £1,109 million, £154 million, £3,016 million and £26,455 million, respectively

(3)	Negative ratios have been excluded.
(4)	Based on unaudited numbers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
10 May 2013

Appendix 1

Segmental analysis

Appendix 1 Segmental analysis

Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m	£m

UK Retail	965	226	1,191	(634)	-	(80)	477
UK Corporate	706	378	1,084	(541)	-	(185)	358
Wealth	169	104	273	(212)	-	(5)	56
International Banking	197	285	482	(333)	-	(55)	94
Ulster Bank	154	54	208	(132)	-	(240)	(164)
US Retail & Commercial	471	292	763	(555)	-	(19)	189
Markets	30	1,010	1,040	(746)	-	(16)	278
Direct Line Group	49	647	696	(162)	(445)	-	89
Central items	18	2	20	(63)	-	-	(43)

Core	2,759	2,998	5,757	(3,378)	(445)	(600)	1,334
Non-Core	(37)	130	93	(165)	-	(433)	(505)

Managed basis	2,722	3,128	5,850	(3,543)	(445)	(1,033)	829
Reconciling items
Own credit adjustments (1)	-	249	249	-	-	-	249
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	-	(50)
Integration and restructuring costs	-	-	-	(131)	-	-	(131)
Loss on redemption of own debt	-	(51)	(51)	-	-	-	(51)
Amortisation of purchased intangible assets	-	-	-	(41)	-	-	(41)
Strategic disposals	-	66	66	-	-	-	66
RFS Holdings minority interest	(2)	101	99	1	-	-	100

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	2,720	3,493	6,213	(3,764)	(445)	(1,033)	971
Direct Line Group reclassified to discontinued operations (2)	(50)	(711)	(761)	171	445	-	(145)

Statutory basis	2,670	2,782	5,452	(3,593)	-	(1,033)	826

Notes:
(1)	Comprises £99 million gain included in 'Income from trading activities' and £150 million gain included in 'Other operating income' on a statutory basis.
(2)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items, and related one-off and other items including integration and restructuring costs.

1

Appendix 1 Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	-	(93)	513
UK Corporate	717	456	1,173	(515)	-	(234)	424
Wealth	178	107	285	(193)	-	(16)	76
International Banking	201	283	484	(292)	-	(37)	155
Ulster Bank	161	51	212	(137)	-	(318)	(243)
US Retail & Commercial	465	275	740	(517)	-	(23)	200
Markets	49	592	641	(480)	-	(22)	139
Direct Line Group	67	851	918	(199)	(606)	-	113
Central items	(60)	169	109	17	-	(8)	118

Core	2,789	3,003	5,792	(2,940)	(606)	(751)	1,495
Non-Core	53	(85)	(32)	(207)	-	(703)	(942)

Managed basis	2,842	2,918	5,760	(3,147)	(606)	(1,454)	553
Reconciling items
Own credit adjustments (1)	-	(220)	(220)	-	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Integration and restructuring costs	-	-	-	(620)	-	-	(620)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
Amortisation of purchased intangible assets	-	-	-	(32)	-	-	(32)
Strategic disposals	-	(16)	(16)	-	-	-	(16)
Bank levy	-	-	-	(175)	-	-	(175)
RFS Holdings minority interest	(3)	-	(3)	1	-	-	(2)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	2,839	2,682	5,521	(6,022)	(606)	(1,454)	(2,561)
Direct Line Group reclassified to discontinued operations (3)	(66)	(852)	(918)	646	606	-	334

Statutory basis	2,773	1,830	4,603	(5,376)	-	(1,454)	(2,227)

Notes:
(1)	Comprises £98 million loss included in ‘Income from trading activities’ and £122 million loss included in ‘Other operating income’ on a statutory basis.
(2)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

2

Appendix 1 Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(237)	-	(10)	43
International Banking	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	491	265	756	(635)	-	(19)	102
Markets	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group	84	882	966	(233)	(649)	-	84
Central items	-	(108)	(108)	(28)	-	(34)	(170)

Core	2,943	3,919	6,862	(3,749)	(649)	(825)	1,639
Non-Core	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(4,012)	(649)	(1,314)	1,156
Reconciling items
Own credit adjustments (1)	-	(2,456)	(2,456)	-	-	-	(2,456)
Payment Protection Insurance costs	-	-	-	(125)	-	-	(125)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Asset Protection Scheme (2)	-	(43)	(43)	-	-	-	(43)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	2,999	2,177	5,176	(4,645)	(649)	(1,314)	(1,432)
Direct Line Group reclassified to discontinued operations (3)	(84)	(882)	(966)	235	649	-	(82)

Statutory basis	2,915	1,295	4,210	(4,410)	-	(1,314)	(1,514)

Notes:
(1)	Comprises £1,009 million loss included in 'Income from trading activities' and £1,447 million loss included in 'Other operating income' on a statutory basis.
(2)	Included in 'Income from trading activities' on a statutory basis.
(3)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including integration and restructuring costs and strategic disposals.

3

Appendix 2

Analysis of balance sheet
pre and post disposal groups

Appendix 2 Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5 assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures.

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	86,718	16	86,734	79,290	18	79,308
Net loans and advances to banks	34,025	105	34,130	29,168	2,112	31,280
Reverse repurchase agreements and stock borrowing	43,678	-	43,678	34,783	-	34,783
Loans and advances to banks	77,703	105	77,808	63,951	2,112	66,063
Net loans and advances to customers	432,360	1,058	433,418	430,088	1,863	431,951
Reverse repurchase agreements and stock borrowing	59,427	-	59,427	70,047	-	70,047
Loans and advances to customers	491,787	1,058	492,845	500,135	1,863	501,998
Debt securities	153,248	33	153,281	157,438	7,186	164,624
Equity shares	11,861	6	11,867	15,232	5	15,237
Settlement balances	15,805	-	15,805	5,741	-	5,741
Derivatives	432,435	2	432,437	441,903	15	441,918
Intangible assets	13,928	-	13,928	13,545	750	14,295
Property, plant and equipment	9,482	121	9,603	9,784	223	10,007
Deferred tax	3,280	-	3,280	3,443	-	3,443
Other financial assets	-	-	-	-	924	924
Prepayments, accrued income and other assets	10,200	221	10,421	7,820	742	8,562
Assets of disposal groups (3)	1,726	(1,562)	164	14,013	(13,838)	175

Total assets	1,308,173	-	1,308,173	1,312,295	-	1,312,295

For the notes to this table refer to page 3.

1

Appendix 2 Analysis of balance sheet pre and post disposal groups (continued)

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Liabilities
Bank deposits	54,536	-	54,536	57,073	1	57,074
Repurchase agreements and stock lending	39,575	-	39,575	44,332	-	44,332
Deposits by banks	94,111	-	94,111	101,405	1	101,406
Customer deposits	437,437	800	438,237	433,239	753	433,992
Repurchase agreements and stock lending	88,658	-	88,658	88,040	-	88,040
Customer accounts	526,095	800	526,895	521,279	753	522,032
Debt securities in issue	92,740	-	92,740	94,592	-	94,592
Settlement balances	14,640	-	14,640	5,878	-	5,878
Short positions	30,610	-	30,610	27,591	-	27,591
Derivatives	429,881	2	429,883	434,333	7	434,340
Accruals, deferred income and other liabilities	15,630	158	15,788	14,801	2,679	17,480
Retirement benefit liabilities	3,533	-	3,533	3,884	-	3,884
Deferred tax	1,019	-	1,019	1,141	-	1,141
Insurance liabilities	-	-	-	-	6,193	6,193
Subordinated liabilities	27,788	-	27,788	26,773	529	27,302
Liabilities of disposal groups (3)	961	(960)	1	10,170	(10,162)	8

Total liabilities	1,237,008	-	1,237,008	1,241,847	-	1,241,847

For the notes to this table refer to page 3.

2

Appendix 2 Analysis of balance sheet pre and post disposal groups (continued)

	31 March 2013			31 December 2012
	Balance sheet	Disposal groups (1)	Gross of disposal groups	Balance sheet	Disposal groups (2)	Gross of disposal groups
	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	453,735	1,070	454,805	451,224	1,875	453,099
Customer loan impairment provisions	(21,375)	(12)	(21,387)	(21,136)	(12)	(21,148)
Net loans and advances to customers	432,360	1,058	433,418	430,088	1,863	431,951

Gross loans and advances to banks	34,144	105	34,249	29,282	2,112	31,394
Bank loan impairment provisions	(119)	-	(119)	(114)	-	(114)
Net loans and advances to banks	34,025	105	34,130	29,168	2,112	31,280

Total loan impairment provisions	(21,494)	(12)	(21,506)	(21,250)	(12)	(21,262)

Customer REIL	40,890	13	40,903	40,993	13	41,006
Bank REIL	139	-	139	134	-	134
Total REIL	41,029	13	41,042	41,127	13	41,140

Gross unrealised gains on debt securities	3,640	-	3,640	3,946	230	4,176
Gross unrealised losses on debt securities	(1,523)	-	(1,523)	(1,832)	(15)	(1,847)

Notes:
(1)	Disposal groups at 31 March 2013 primarily comprise a number of RBS NV businesses.
(2)
Disposal groups at 31 December 2012 primarily comprised Direct Line Group (DLG). To comply with EC state aid requirements, the Group agreed to cede control of DLG by the end of 2013 and divest completely by the end of 2014. Following the successful initial public offering in Q4 2012, in which the Group sold 34.7% of its shareholding, DLG was classified as a disposal group and discontinued operation on 31 December 2012. On 13 March 2013, the Group sold a further 16.8% of the share capital of DLG and now holds 48.5% of the issued ordinary share capital in DLG. Consequently, the minority share of DLG still held by the Group is recognised as an associated undertaking and no longer as either a disposal group or discontinued operation at 31 March 2013. The Group recognised a gain on disposal of £72 million in Q1 2013. This gain is recorded in other income within discontinued operations. On initial classification as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell. Accordingly, at 31 December 2012, DLG’s carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG was written down by this amount. The write down was recorded in other expenses within discontinued operations in Q4 2012.

(3)	Residual assets and liabilities of disposal groups relate to businesses acquired as part of the ABN AMRO acquisition in 2007 with a view to disposal rather than use.

3

Appendix 3

Risk management supplement

Appendix 3 Risk management supplement

1

Appendix 3 Risk management supplement (continued)

Credit risk

Loans and related credit metrics: Loans, REIL, provisions and impairments
Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.
					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	10,272	-	-	-	-	-	-	-
	Finance	42,726	651	354	1.5	54	0.8	30	-
Personal	- mortgages	151,281	6,871	1,973	4.5	29	1.3	176	76
	- unsecured	30,884	2,876	2,370	9.3	82	7.7	138	198
	Property	70,537	20,598	9,936	29.2	48	14.1	384	464
	Construction	8,368	1,437	711	17.2	49	8.5	95	37
	Manufacturing	24,115	749	374	3.1	50	1.6	30	13
	Finance leases (2)	13,990	320	219	2.3	68	1.6	(2)	68
	Retail, wholesale and repairs	22,225	1,147	642	5.2	56	2.9	28	40
	Transport and storage	18,671	934	230	5.0	25	1.2	24	145
	Health, education and leisure	17,045	1,232	567	7.2	46	3.3	41	13
	Hotels and restaurants	8,562	1,667	740	19.5	44	8.6	30	29
	Utilities	6,464	253	98	3.9	39	1.5	42	-
	Other	29,665	2,168	1,216	7.3	56	4.1	71	73
	Latent	-	-	1,957	-	-	-	(51)	-

		454,805	40,903	21,387	9.0	52	4.7	1,036	1,156

	of which:
	UK
	- residential mortgages	110,212	2,374	458	2.2	19	0.4	16	5
	- personal lending	18,770	2,414	2,103	12.9	87	11.2	94	145
	- property	51,745	9,519	3,932	18.4	41	7.6	178	442
	- construction	6,532	1,070	511	16.4	48	7.8	61	37
	- other	123,766	3,648	2,521	2.9	69	2.0	82	135
	Europe
	- residential mortgages	18,362	3,372	1,300	18.4	39	7.1	116	3
	- personal lending	1,614	232	213	14.4	92	13.2	9	11
	- property	14,584	10,741	5,851	73.6	54	40.1	213	18
	- construction	1,411	320	170	22.7	53	12.0	11	-
	- other	26,621	4,742	3,046	17.8	64	11.4	166	235
	US
	- residential mortgages	22,387	1,098	207	4.9	19	0.9	44	68
	- personal lending	9,358	230	54	2.5	23	0.6	35	41
	- property	3,832	153	30	4.0	20	0.8	(7)	4
	- construction	385	41	25	10.6	61	6.5	23	-
	- other	30,415	433	660	1.4	152	2.2	2	10
	RoW
	- residential mortgages	320	27	8	8.4	30	2.5	-	-
	- personal lending	1,142	-	-	-	-	-	-	1
	- property	376	185	123	49.2	66	32.7	-	-
	- construction	40	6	5	15.0	83	12.5	-	-
	- other	12,933	298	170	2.3	57	1.3	(7)	1

		454,805	40,903	21,387	9.0	52	4.7	1,036	1,156

	Banks	34,249	139	119	0.4	86	0.3	-	-

For the notes to this table refer to page 7.

2

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	64	175
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	163	91
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	168	199
	Property	72,219	21,223	9,859	29.4	46	13.7	624	237
	Construction	8,049	1,483	640	18.4	43	8.0	-	30
	Manufacturing	23,787	755	357	3.2	47	1.5	54	67
	Finance leases (2)	13,609	442	294	3.2	67	2.2	-	116
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	70	100
	Transport and storage	18,341	834	336	4.5	40	1.8	89	65
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	21	32
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	33	54
	Utilities	6,631	118	21	1.8	18	0.3	-	-
	Other	30,057	2,177	1,240	7.2	57	4.1	37	251
	Latent	-	-	1,960	-	-	-	80	-

		453,099	41,006	21,148	9.1	52	4.7	1,403	1,417

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	31	10
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	89	121
	- property	53,730	10,521	3,944	19.6	37	7.3	356	120
	- construction	6,507	1,165	483	17.9	41	7.4	(17)	19
	- other	122,029	3,729	2,611	3.1	70	2.1	291	453
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	103	42
	- personal lending	1,905	226	208	11.9	92	10.9	9	-
	- property	14,634	10,347	5,766	70.7	56	39.4	273	61
	- construction	1,132	289	146	25.5	51	12.9	18	10
	- other	27,424	4,451	2,996	16.2	67	10.9	186	208
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	27	39
	- personal lending	8,748	199	48	2.3	24	0.5	67	76
	- property	3,343	170	29	5.1	17	0.9	(3)	28
	- construction	388	8	1	2.1	13	0.3	(1)	1
	- other	29,354	352	630	1.2	179	2.1	(15)	26
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	-
	- personal lending	1,061	1	1	0.1	100	0.1	3	2
	- property	512	185	120	36.1	65	23.4	(2)	28
	- construction	22	21	10	95.5	48	45.5	-	-
	- other	12,187	316	179	2.6	57	1.5	(14)	173

		453,099	41,006	21,148	9.1	52	4.7	1,403	1,417

	Banks	31,394	134	114	0.4	85	0.4	(1)	4

For notes to this table refer to page 7.

3

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core

					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	8,855	-	-	-	-	-	-	-
	Finance	40,827	205	165	0.5	80	0.4	17	-
Personal	- mortgages	148,436	6,549	1,839	4.4	28	1.2	152	40
	- unsecured	29,910	2,670	2,262	8.9	85	7.6	124	182
	Property	43,457	4,545	1,650	10.5	36	3.8	89	142
	Construction	6,322	760	406	12.0	53	6.4	72	16
	Manufacturing	22,726	498	225	2.2	45	1.0	22	11
	Finance leases (2)	9,542	131	89	1.4	68	0.9	(1)	7
	Retail, wholesale and repairs	21,280	777	433	3.7	56	2.0	27	37
	Transport and storage	14,800	545	87	3.7	16	0.6	7	38
	Health, education and leisure	16,187	779	334	4.8	43	2.1	42	10
	Hotels and restaurants	7,623	1,113	480	14.6	43	6.3	22	22
	Utilities	5,040	143	47	2.8	33	0.9	42	-
	Other	26,877	1,433	840	5.3	59	3.1	48	24
	Latent	-	-	1,291	-	-	-	(64)	-

		401,882	20,148	10,148	5.0	50	2.5	599	529

	of which:
	UK
	- residential mortgages	110,212	2,374	458	2.2	19	0.4	16	5
	- personal lending	18,724	2,385	2,081	12.7	87	11.1	91	144
	- property	34,980	2,659	814	7.6	31	2.3	60	140
	- construction	5,153	652	333	12.7	51	6.5	45	17
	- other	111,929	2,634	1,673	2.4	64	1.5	76	101
	Europe
	- residential mortgages	17,976	3,339	1,272	18.6	38	7.1	116	3
	- personal lending	1,246	146	141	11.7	97	11.3	7	9
	- property	4,850	1,655	742	34.1	45	15.3	37	-
	- construction	747	63	43	8.4	68	5.8	3	-
	- other	21,882	2,596	1,823	11.9	70	8.3	89	41
	US
	- residential mortgages	19,928	809	101	4.1	12	0.5	20	32
	- personal lending	8,804	139	40	1.6	29	0.5	26	29
	- property	3,406	92	12	2.7	13	0.4	(8)	2
	- construction	382	39	25	10.2	64	6.5	24	-
	- other	29,298	336	446	1.1	133	1.5	(3)	6
	RoW
	- residential mortgages	320	27	8	8.4	30	2.5	-	-
	- personal lending	1,136	-	-	0.0	-	-	-	-
	- property	221	139	82	62.9	59	37.1	-	-
	- construction	40	6	5	15.0	83	12.5	-	(1)
	- other	10,648	58	49	0.5	84	0.5	-	1

		401,882	20,148	10,148	5.0	50	2.5	599	529

	Banks	33,855	138	118	0.4	86	0.3	-	-

For the notes to this table refer to page 7.

4

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	36	153
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	149	43
	- unsecured	31,247	2,717	2,306	8.7	85	7.4	137	174
	Property	43,602	4,672	1,674	10.7	36	3.8	226	44
	Construction	6,020	757	350	12.6	46	5.8	21	18
	Manufacturing	22,234	496	225	2.2	45	1.0	50	35
	Finance leases (2)	9,201	159	107	1.7	67	1.2	8	8
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	51	68
	Transport and storage	14,590	440	112	3.0	25	0.8	45	13
	Health, education and leisure	15,770	761	299	4.8	39	1.9	20	14
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	40	32
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	(4)	82
	Latent	-	-	1,325	-	-	-	(49)	-

		396,756	19,633	9,949	4.9	51	2.5	730	684

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	31	10
	- personal lending	20,443	2,454	2,133	12.0	87	10.4	89	121
	- property	35,532	2,777	896	7.8	32	2.5	72	34
	- construction	5,101	671	301	13.2	45	5.9	23	9
	- other	108,713	2,662	1,737	2.4	65	1.6	208	149
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	104	17
	- personal lending	1,540	143	138	9.3	97	9.0	6	(1)
	- property	4,896	1,652	685	33.7	41	14.0	157	5
	- construction	513	60	39	11.7	65	7.6	(2)	9
	- other	22,218	2,280	1,711	10.3	75	7.7	16	86
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	12	16
	- personal lending	8,209	119	34	1.4	29	0.4	42	53
	- property	2,847	112	13	3.9	12	0.5	(3)	5
	- construction	384	5	-	1.3	-	-	-	-
	- other	28,267	252	432	0.9	171	1.5	(19)	20
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	-
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	-	-
	- other	9,919	64	48	0.6	75	0.5	(8)	150

		396,756	19,633	9,949	4.9	51	2.5	730	684

	Banks	30,917	133	113	0.4	85	0.4	(1)	4

For the notes to this table refer to page 7.

5

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core

					Credit metrics
	31 March 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	1,417	-	-	-	-	-	-	-
	Finance	1,899	446	189	23.5	42	10.0	13	-
Personal	- mortgages	2,845	322	134	11.3	42	4.7	24	36
	- unsecured	974	206	108	21.1	52	11.1	14	16
	Property	27,080	16,053	8,286	59.3	52	30.6	295	322
	Construction	2,046	677	305	33.1	45	14.9	23	21
	Manufacturing	1,389	251	149	18.1	59	10.7	8	2
	Finance leases (2)	4,448	189	130	4.2	69	2.9	(1)	61
	Retail, wholesale and repairs	945	370	209	39.2	56	22.1	1	3
	Transport and storage	3,871	389	143	10.0	37	3.7	17	107
	Health, education and leisure	858	453	233	52.8	51	27.2	(1)	3
	Hotels and restaurants	939	554	260	59.0	47	27.7	8	7
	Utilities	1,424	110	51	7.7	46	3.6	-	-
	Other	2,788	735	376	26.4	51	13.5	23	49
	Latent	-	-	666	-	-	-	13	-

		52,923	20,755	11,239	39.2	54	21.2	437	627

	of which:
	UK
	- personal lending	46	29	22	63.0	76	47.8	3	1
	- property	16,765	6,860	3,118	40.9	45	18.6	118	302
	- construction	1,379	418	178	30.3	43	12.9	16	20
	- other	11,837	1,014	848	8.6	84	7.2	6	34
	Europe
	- residential mortgages	386	33	28	8.5	85	7.3	-	-
	- personal lending	368	86	72	23.4	84	19.6	2	2
	- property	9,734	9,086	5,109	93.3	56	52.5	176	18
	- construction	664	257	127	38.7	49	19.1	8	-
	- other	4,739	2,146	1,223	45.3	57	25.8	77	194
	US
	- residential mortgages	2,459	289	106	11.8	37	4.3	24	36
	- personal lending	554	91	14	16.4	15	2.5	9	12
	- property	426	61	18	14.3	30	4.2	1	2
	- construction	3	2	-	66.7	-	-	(1)	-
	- other	1,117	97	214	8.7	221	19.2	5	4
	RoW
	- personal lending	6	-	-	-	-	-	-	1
	- property	155	46	41	29.7	89	26.5	-	-
	- construction	-	-	-	-	-	-	-	1
	- other	2,285	240	121	10.5	50	5.3	(7)	-

		52,923	20,755	11,239	39.2	54	21.2	437	627

	Banks	394	1	1	0.3	100	0.3	-	-

For the notes to this table refer to page 7.

6

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	28	22
Personal	- mortgages	2,855	320	133	11.2	42	4.7	14	48
	- unsecured	965	186	103	19.3	55	10.7	31	25
	Property	28,617	16,551	8,185	57.8	49	28.6	398	193
	Construction	2,029	726	290	35.8	40	14.3	(21)	12
	Manufacturing	1,553	259	132	16.7	51	8.5	4	32
	Finance leases (2)	4,408	283	187	6.4	66	4.2	(8)	108
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	19	32
	Transport and storage	3,751	394	224	10.5	57	6.0	44	52
	Health, education and leisure	935	429	222	45.9	52	23.7	1	18
	Hotels and restaurants	986	555	253	56.3	46	25.7	(7)	22
	Utilities	1,500	108	16	7.2	15	1.1	-	-
	Other	3,742	803	446	21.5	56	11.9	41	169
	Latent	-	-	635	-	-	-	129	-

		56,343	21,373	11,199	37.9	52	19.9	673	733

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	-	-
	- property	18,198	7,744	3,048	42.6	39	16.7	284	86
	- construction	1,406	494	182	35.1	37	12.9	(40)	10
	- other	13,316	1,067	874	8.0	82	6.6	83	304
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	(1)	25
	- personal lending	365	83	70	22.7	84	19.2	3	1
	- property	9,738	8,695	5,081	89.3	58	52.2	116	56
	- construction	619	229	107	37.0	47	17.3	20	1
	- other	5,206	2,171	1,285	41.7	59	24.7	170	122
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	15	23
	- personal lending	539	80	14	14.8	18	2.6	25	23
	- property	496	58	16	11.7	28	3.2	-	23
	- construction	4	3	1	75.0	33	25.0	(1)	1
	- other	1,087	100	198	9.2	198	18.2	4	6
	RoW
	- personal lending	6	-	-	-	-	-	3	1
	- property	185	54	40	29.2	74	21.6	(2)	28
	- other	2,268	252	131	11.1	52	5.8	(6)	23

		56,343	21,373	11,199	37.9	52	19.9	673	733

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.

7

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Other	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	-	19,766	21,374	41,140
Currency translation	-	5	3	24	254	76	14	-	376	528	904
Additions	267	935	50	179	518	139	8	1	2,097	939	3,036
Transfers (1)	(44)	26	-	107	-	-	-	-	89	31	120
Transfers to performing book	-	(40)	(1)	-	-	-	-	-	(41)	(33)	(74)
Repayments	(222)	(821)	(40)	(28)	(326)	(29)	(6)	-	(1,472)	(1,456)	(2,928)
Amounts written-off	(142)	(228)	(1)	(62)	(27)	(69)	-	-	(529)	(627)	(1,156)

At 31 March 2013	4,428	5,329	259	642	7,952	1,263	412	1	20,286	20,756	41,042

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,622	6,907	11,399	418	28	21,374
Currency translation	3	162	336	27	-	528
Additions	416	115	362	45	1	939
Transfers (1)	31	-	-	-	-	31
Transfers to performing book	(31)	-	(2)	-	-	(33)
Repayments	(451)	(782)	(212)	(10)	(1)	(1,456)
Amounts written-off	(137)	(375)	(62)	(51)	(2)	(627)

At 31 March 2013	2,453	6,027	11,821	429	26	20,756

Note:
(1)	Represents transfers to/from REIL from/to potential problem loans.

8

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation	-	2	-	(4)	124	20	142	(6)	-	136	266	402
Amounts written-off	(142)	(228)	(1)	(62)	(27)	(69)	(529)	-	-	(529)	(627)	(1,156)
Recoveries of amounts previously written-off	11	4	-	5	-	29	49	-	-	49	16	65
Charged to income statement	80	185	5	55	240	19	584	15	-	599	437	1,036
Unwind of discount (2)	(20)	(8)	(1)	(1)	(21)	-	(51)	-	-	(51)	(52)	(103)

At 31 March 2013	2,558	2,387	112	384	4,226	284	9,951	314	1	10,266	11,240	21,506

Individually assessed
- banks	-	-	-	7	-	-	7	111	-	118	1	119
- customers	-	986	99	259	1,322	57	2,723	196	1	2,920	9,860	12,780
Collectively assessed	2,382	1,105	-	-	2,328	122	5,937	-	-	5,937	713	6,650
Latent	176	296	13	118	576	105	1,284	7	-	1,291	666	1,957

	2,558	2,387	112	384	4,226	284	9,951	314	1	10,266	11,240	21,506

For the notes to this table refer to the following page.

9

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)
	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation	11	58	180	17	-	266
Amounts written-off	(137)	(375)	(62)	(51)	(2)	(627)
Recoveries of amounts previously written-off	3	2	-	10	1	16
Charged to income statement	72	85	242	39	(1)	437
Unwind of discount (2)	(4)	(12)	(36)	-	-	(52)

At 31 March 2013	1,112	2,573	7,257	272	26	11,240

Individually assessed
- banks	-	1	-	-	-	1
- customers	686	2,361	6,781	23	9	9,860
Collectively assessed	368	-	238	90	17	713
Latent	58	211	238	159	-	666

	1,112	2,573	7,257	272	26	11,240

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

10

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

Quarter ended 31 March 2013	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Central items	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	113	5	53	89	(3)	257	17	-	274	372	646
Collectively assessed	94	73	-	-	182	40	389	-	-	389	52	441
Latent loss	(14)	(1)	-	2	(31)	(18)	(62)	(2)	-	(64)	13	(51)

Loans to customers	80	185	5	55	240	19	584	15	-	599	437	1,036
Securities	-	-	-	-	-	-	-	1	-	1	(4)	(3)

Charge to income statement	80	185	5	55	240	19	584	16	-	600	433	1,033

Quarter ended 31 December 2012

Individually assessed	-	164	15	86	61	(4)	322	16	1	339	479	818
Collectively assessed	114	72	-	(1)	195	60	440	-	-	440	65	505
Latent loss	(21)	(4)	1	(47)	62	(37)	(46)	(3)	-	(49)	129	80

Loans to customers	93	232	16	38	318	19	716	13	1	730	673	1,403
Loans to banks	-	-	-	(1)	-	-	(1)	-	-	(1)	-	(1)
Securities	-	2	-	-	-	4	6	9	7	22	30	52

Charge to income statement	93	234	16	37	318	23	721	22	8	751	703	1,454

Note:
(1)	Retail & Commercial.

11

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m

Individually assessed	61	84	229	(2)	-	372
Collectively assessed	11	-	9	32	-	52
Latent loss	-	-	4	9	-	13

Loans to customers	72	84	242	39	-	437
Securities	-	(4)	-	-	-	(4)

Charge to income statement	72	80	242	39	-	433

Quarter ended 31 December 2012

Individually assessed	40	207	226	5	1	479
Collectively assessed	16	-	17	32	-	65
Latent loss	-	1	121	7	-	129

Loans to customers	56	208	364	44	1	673
Securities	-	30	-	-	-	30

Charge to income statement	56	238	364	44	1	703

Note:
(1)	Retail & Commercial.

12

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics (continued)

For a description of the Group’s early problem debt identification and problem debt management refer to pages 172 to 180 of the Group’s 2012 annual report on Form 20-F.

Wholesale renegotiations
The data presented below include loans where renegotiations were completed during the period. Thresholds for inclusion are set at divisional level and range from nil to £10 million. The vast majority of wholesale loan renegotiations take place within the Global Restructuring Group (GRG). Comparison and analysis of renegotiated loans may be skewed by the impact of individual material cases reaching legal completion during a given period, as well as being subject to seasonality.

	Quarter ended 31 March 2013			Year ended 31 December 2012
Sector	Performing £m	Non- performing £m	Provision coverage %	Performing £m	Non- performing £m	Provision coverage %

Property	507	216	18	1,954	3,288	18
Transport	52	100	18	832	99	23
Telecommunications, media and technology	16	27	-	237	341	46
Retail and leisure	64	40	-	487	111	34
Other	111	41	-	792	245	28

	750	424	14	4,302	4,084	22

Key points
●
Renegotiations completed in Q1 2013, were £1.2 billion (year ended 31 December 2012 - £8.4 billion). Renegotiations continue at a high level as difficult economic conditions persist in the UK and Ireland, particularly in the real estate markets, and the Group continues its active problem debt management.

●
Renegotiations are likely to remain significant: at 31 March 2013, loans totalling £13.8 billion (31 December 2012 - £13.7 billion) were in the process of being renegotiated but had not yet reached legal completion (they are not included in the table above). 62% of completed and 92% of "in progress" renegotiated cases in Q1 2013 were managed by GRG.

●
Renegotiated loans above may have been subject to one or more covenant waivers or modifications. In addition, loans totalling £0.7 billion were granted financial covenant concessions only during the period. These loans are not included in the table above.

13

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics (continued)

Retail forbearance
The mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2013
UK Retail (1,2)	4,159	21	416	18	452	61	5,027	100	5.1
Ulster Bank (1,2)	950	104	528	58	545	205	2,023	367	10.3
RBS Citizens	-	-	183	22	181	14	364	36	1.6
Wealth	48	-	-	-	23	1	71	1	0.8

	5,157	125	1,127	98	1,201	281	7,485	504	5.0

31 December 2012

UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens	-	-	179	25	160	10	339	35	1.6
Wealth	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9
Notes:
(1)	Includes all forbearance arrangements whether relating to the customer’s lifestyle changes or financial difficulty.
(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.

Key points

UK Retail
●
The UK Retail definition of forbearance is broad and includes mortgages where customers have made changes to contractual terms, including those where customers are up-to-date on payments and are not necessarily evidencing signs of financial stress. The reported figures above include stock dating back to 1 January 2008. The forbearance stock continues to grow, influenced by the fixed start date and the permanent nature of certain changes to contractual terms, for example, term extensions, historic interest only conversions and capitalisations.

●
At 31 March 2013, stock levels of £5.0 billion represented 5% of the total mortgage assets, a 4% increase in Q1 2013. The flow of new forbearance in the quarter (£463 million) was slightly lower than the average of the preceding four quarters (£498 million).

●
Approximately 83% of assets subject to forbearance were up-to-date with payments (compared with approximately 97% of the assets not subject to forbearance activity). The provision cover on assets subject to forbearance was around 4.5 times that on assets not subject to forbearance.

●
Of the total stock of assets subject to historic or current forbearance treatment, 44% were term extensions (31 December 2012 - 47%), 25% interest-only conversions (31 December 2012 - 25%) and 18% capitalisations of arrears (31 December 2012 - 19%). The stock of cases subject to interest-only conversions reflects legacy policy; conversions to interest-only loans are no longer permitted on residential mortgages.

14

Appendix 3 Risk management supplement (continued)

Credit risk: Loans and related credit metrics: Retail forbearance (continued)

Key points

Ulster Bank
●
The Ulster Bank definition of forbearance is broad and includes mortgages where customers have made changes to contractual terms, including those where customers are up-to-date on payments and are not necessarily evidencing signs of financial stress. The reported figures include stock dating back to early 2009.

●
At 31 March 2013, 10.3% of total mortgage assets (£2.0 billion) were subject to a forbearance arrangement (31 December 2012 - 10.4%, £2.0 billion). The majority of these forbearance arrangements were in the performing book (73%) and not 90 days past due. The flow of new forbearance in the quarter (£609 million) was lower than the average of the preceding four quarters (£794 million).

●
The majority of the forbearance arrangements offered by Ulster Bank are currently short term, accounting for 83% of assets subject to forbearance at 31 March 2013. These are offered for periods of one to three years and are based on the customer’s ability to pay. Additional treatment options recently developed by Ulster Bank will lead to a shift to more long term arrangements over time where customer circumstances require it.

●
Of these short term forbearance types, the largest category at 31 March 2013 was interest-only conversions, accounting for 43% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: positive and negative amortisation agreements (27% and 8% of the total, respectively); and payment holidays (5%).

●	The provision cover on performing assets subject to forbearance was approximately eight times higher than that on performing assets not subject to forbearance.

Key loan portfolios
Commercial real estate
The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	31 March 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,300	3,904	26,204	22,504	4,091	26,595
Ulster Bank	3,620	746	4,366	3,575	729	4,304
US Retail & Commercial	3,964	3	3,967	3,857	3	3,860
International Banking	815	301	1,116	849	315	1,164
Markets	172	35	207	630	57	687

	30,871	4,989	35,860	31,415	5,195	36,610

Non-Core
UK Corporate	2,504	885	3,389	2,651	983	3,634
Ulster Bank	3,451	7,574	11,025	3,383	7,607	10,990
US Retail & Commercial	360	-	360	392	-	392
International Banking	9,709	122	9,831	11,260	154	11,414

	16,024	8,581	24,605	17,686	8,744	26,430

Total	46,895	13,570	60,465	49,101	13,939	63,040

For the notes to this table refer to the following page.

15

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Commercial real estate (continued)

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

31 March 2013
UK (excluding NI) (2)	24,380	5,544	29,924	813	4,362	5,175	35,099
Ireland (ROI and NI) (2)	4,704	1,010	5,714	2,240	5,789	8,029	13,743
Western Europe (other)	5,797	364	6,161	24	42	66	6,227
US	3,779	994	4,773	-	4	4	4,777
RoW (2)	323	-	323	69	227	296	619

	38,983	7,912	46,895	3,146	10,424	13,570	60,465

31 December 2012

UK (excluding NI) (2)	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI) (2)	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 31 March 2013 (31 December 2012 - £1.4 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points
•
In line with Group strategy, the overall exposure to commercial real estate fell by 4% during the first quarter. Most of the decrease was in Non-Core and was the result of repayments, asset sales and write-offs. The Non-Core portfolio totalled £24.6 billion (41% of the portfolio) at 31 March 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•	The reduction in Markets was caused by a decrease in the inventory of US commercial real estate earmarked for securitisation, following successful issuances.

•
The average interest coverage ratios for UK Corporate (Core and Non-Core), International Banking (Non-Core) were 3.05x and 1.29x, respectively, at 31 March 2013 (31 December 2012 - 2.96x and 1.30x). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio (Core and Non-Core) was 1.45x at 31 March 2013 (31 December 2012 - 1.34x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

16

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Commercial real estate (continued)
Credit quality metrics relating to commercial real estate lending were as follows:

	Total		Non-Core
	31 March 2013	31 December 2012	31 March 2013	31 December 2012

Lending (gross)	£60.5bn	£63.0bn	£24.6bn	£26.4bn
Of which REIL	£21.4bn	£22.1bn	£16.5bn	£17.1bn
Provisions	£10.2bn	£10.1bn	£8.4bn	£8.3bn
REIL as a % of gross loans to customers	35.4%	35.1%	67.1%	64.8%
Provisions as a % of REIL	48%	46%	51%	49%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core) below.

Ulster Bank Group (Core and Non-Core)
The table below analyses the Ulster Bank Group’s loans, REIL and impairments by sector.

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 March 2013
Core
Mortgages	19,672	3,432	1,659	17.4	48	8.4	90	5
Commercial real estate
- investment	3,620	1,543	649	42.6	42	17.9	46	-
- development	746	384	213	51.5	55	28.6	14	-
Other corporate	7,792	2,384	1,499	30.6	63	19.2	75	8
Other lending	1,270	209	206	16.5	99	16.2	15	14

	33,100	7,952	4,226	24.0	53	12.8	240	27

Non-Core
Commercial real estate
- investment	3,451	3,039	1,489	88.1	49	43.1	47	10
- development	7,574	7,437	4,918	98.2	66	64.9	155	46
Other corporate	1,621	1,259	777	77.7	62	47.9	38	1

	12,646	11,735	7,184	92.8	61	56.8	240	57

Ulster Bank Group
Mortgages	19,672	3,432	1,659	17.4	48	8.4	90	5
Commercial real estate
- investment	7,071	4,582	2,138	64.8	47	30.2	93	10
- development	8,320	7,821	5,131	94.0	66	61.7	169	46
Other corporate	9,413	3,643	2,276	38.7	62	24.2	113	9
Other lending	1,270	209	206	16.5	99	16.2	15	14

	45,746	19,687	11,410	43.0	58	24.9	480	84

17

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	135	13
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	52	-
- development	729	369	197	50.6	53	27.0	17	-
Other corporate	7,772	2,259	1,394	29.1	62	17.9	97	7
Other lending	1,414	207	201	14.6	97	14.2	17	8

	32,652	7,533	3,910	23.1	52	12.0	318	28

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	91	12
- development	7,607	7,286	4,720	95.8	65	62.0	256	30
Other corporate	1,570	1,230	711	78.3	58	45.3	16	16

	12,560	11,316	6,864	90.1	61	54.6	363	58

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	135	13
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	143	12
- development	8,336	7,655	4,917	91.8	64	59.0	273	30
Other corporate	9,342	3,489	2,105	37.3	60	22.5	113	23
Other lending	1,414	207	201	14.6	97	14.2	17	8

	45,212	18,849	10,774	41.7	57	23.8	681	86

Key points
•
At 31 March 2013, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (31 December 2012 - 10%) and 8% of the Group’s Core gross loans to customers (31 December 2012 - 8%). Ulster Bank’s financial performance continues to be influenced by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, all continue to depress the property market and domestic spending. However, there has been some modest improvement in the outlook with key economic indicators such as tax revenue, house price indices and GDP growth forecast stabilising.

•
The impairment charge of £480 million for Q1 2013 (Q4 2012 - £681 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values.

•
Provisions as a percentage of REIL increased marginally from 57% at the year end, to 58% in Q1 2013, principally as a result of the deterioration in the value of the commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, reflecting limited liquidity in Irish commercial and development property.

18

Appendix 3 Risk management supplement (continued)

Credit risk: Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

Key points (continued)
•	The Core impairment charge for Q1 2013 was £240 million (Q4 2012 - £318 million) with a quarterly decrease driven by lower defaults on mortgage and other corporate portfolios.

•
The Non-Core impairment charge for Q1 2013 was £240 million, a decrease of £123 million from Q4 2012. The commercial real estate sector accounted for £202 million (84%) of the total Non-Core Q1 2013 impairment charge.

Debt securities: AFS reserves by issuer
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	31 March 2013				31 December 2012
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	8,273	19,097	13,313	40,683	9,774	19,046	16,155	44,975
Banks	583	106	6,435	7,124	1,085	357	7,419	8,861
Other financial institutions	2,601	9,399	9,518	21,518	2,861	10,613	10,416	23,890
Corporate	27	12	176	215	1,318	719	1,130	3,167

Total	11,484	28,614	29,442	69,540	15,038	30,735	35,120	80,893

Of which ABS	2,942	13,762	12,713	29,417	3,558	14,209	12,976	30,743

AFS reserves (gross)	618	629	(849)	398	667	763	(1,277)	153

Notes:
(1)	Includes eurozone countries as detailed on the following page.
(2)	Includes central and local government.

19

Appendix 3 Risk management supplement (continued)

Country risk: Overview
Countries shown on page 96 are those in which the Group’s balance sheet exposure to counterparties incorporated within them exceeded £1 billion and which had external ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 March 2013. Selected eurozone countries are also included. The numbers are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included. For a description of the governance, monitoring and management of the Group’s country risk framework and definitions, refer to pages 254 and 255 of the Group’s 2012 annual report on Form 20-F.

Key points
•
At 31 March 2013, sterling had depreciated 6.2% against the US dollar and 3.6% against the euro, compared with 31 December 2012. This resulted in exposures denominated in these currencies (and in other currencies linked to the same) increasing in sterling terms.

•
Balance sheet and off-balance sheet exposures to many countries shown in the table on page 96 continued to decline during Q1 2013, as the Group maintained a cautious stance and many clients reduced debt levels. In Ireland and a few Asian countries, exposure increased, largely owing to exchange rate movements. Reductions were seen notably in derivatives and repos. Non-Core lending exposure declined further in most countries as the Group continued to execute its disposal strategy.

•
Most of the Group’s country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates), Markets (mostly derivatives and repos with financial institutions, and HFT debt securities), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (cash balances at central banks and AFS debt securities including Spanish covered bonds).

•
Eurozone - Balance sheet exposure declined with reductions in most countries. This reflected a drop in liquidity held with the Bundesbank, lending write-offs, active exposure management and debt reduction efforts by bank clients.

•	Eurozone periphery - Balance sheet exposure was broadly stable, but with an increase in Ireland reflecting exchange rate movements offset by reductions in Italy and Portugal.

	○	Ireland - Lending and off-balance sheet exposure increased by £0.8 billion and £0.2 billion, respectively. Repo exposure to banks declined by £0.4 billion.
○
Spain - Lending exposure decreased primarily in the telecommunications and commercial real estate sectors. The fair value of AFS debt securities increased by £0.5 billion due to favourable market sentiment for Spanish bonds.

	○	Italy - AFS debt securities decreased by £0.3 billion due to redemptions.
	○	Portugal - Modest further reductions took place in lending exposure to the commercial real estate sector, off-balance sheet exposure to the oil and gas sector and derivatives exposure to banks.
	○	Greece - Derivatives exposure to banks and off-balance sheet exposure increased slightly because of exchange rate movements.
○
Cyprus - Balance sheet exposure to Cyprus amounted to £0.3 billion at 31 March 2013, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus but with assets and cash flows largely elsewhere.

20

Appendix 3 Risk management supplement (continued)

Country risk: Overview (continued)

Key points (continued)
•
Germany - The Group holds significant short-term surplus liquidity with the central bank because of credit risk and capital considerations, and limited alternative investment opportunities. This exposure also fluctuates as part of the Group’s asset and liability management. German AFS bond positions in Group Treasury decreased by £2.1 billion in line with internal liquidity management strategies. Net HFT positions in German bonds in Markets increased by £1.2 billion during Q1 2013, driven by market opportunities.

•	France - During Q1 2013, the Group reduced its holdings in bonds, both AFS in Group Treasury and HFT in Markets. Derivatives exposure, mostly to banks, decreased by £1.2 billion.

•
Japan - Exposure decreased by £4.0 billion in Q1 2013, reflecting sales and maturities of debt securities of £3.2 billion, mostly in the HFT portfolio. Derivatives exposure to banks and deposits with the central bank also fell.

•	India - Lending exposure to corporates increased by £0.5 billion, largely reflecting higher lending to the oil and gas sector.

Redenomination risk
•
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. The estimated funding mismatch at risk of redenomination was £8.5 billion (31 December 2012 - £9.0 billion) for Ireland, £4.0 billion (31 December 2012 - £4.5 billion) for Spain, and £1.0 billion (31 December 2012 - £1.0 billion) for Italy at 31 March 2013. These numbers can fluctuate owing to volatility in trading book positions and changes in bond prices. The net positions for Greece, Portugal and Cyprus were all minimal. For more information on redenomination risk considerations, refer to page 254 of the Group’s 2012 annual report on Form 20-F.

21

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Ireland
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	44	-	-	138	(17)	96	46	188	33	-	265	2	38	-
Central bank	44	-	-	-	-	-	-	-	-	-	44	-	-	-
Other banks	99	-	-	184	(3)	18	3	199	692	90	1,080	-	15,238	3,836
Other FI	522	-	-	99	-	175	2	272	546	89	1,429	705	1,259	3,081
Corporate	18,235	11,449	6,721	-	-	201	3	198	356	-	18,789	1,900	378	169
Personal	18,393	3,538	1,799	-	-	-	-	-	1	-	18,394	528	1	-

	37,337	14,987	8,520	421	(20)	490	54	857	1,628	179	40,001	3,135	16,914	7,086

31 December 2012

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	17,066	7,994

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,632	2,615	48	(48)	2,486	2,525	72	(71)
Other banks	30	18	5	(5)	43	32	1	(2)
Other FI	451	385	3	(16)	759	677	21	(33)
Corporate	218	154	(14)	14	236	165	(17)	17

	3,331	3,172	42	(55)	3,524	3,399	77	(89)

22

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	41	(8)	573	391	223	4	-	227	15	35	-
Central bank	8	-	-	-	-	-	-	-	-	-	8	-	-	-
Other banks	49	-	-	3,475	(423)	73	100	3,448	1,120	-	4,617	44	4,877	2,279
Other FI	54	-	-	1,837	(416)	61	16	1,882	28	-	1,964	144	51	-
Corporate	4,202	689	348	-	-	38	40	(2)	430	-	4,630	1,594	455	-
Personal	347	55	23	-	-	-	-	-	-	-	347	57	-	-

	4,660	744	371	5,353	(847)	745	547	5,551	1,582	-	11,793	1,854	5,418	2,279

31 December 2012

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	5,694	610

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,934	5,923	358	(361)	5,934	5,905	361	(359)
Other banks	1,514	1,560	50	(45)	1,583	1,609	34	(30)
Other FI	1,267	1,123	55	(37)	1,209	1,061	47	(28)
Corporate	2,247	1,967	21	(16)	2,263	2,011	7	(4)

	10,962	10,573	484	(459)	10,989	10,586	449	(421)

23

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	10	-	-	417	(76)	2,365	1,671	1,111	79	-	1,200	-	130	-
Central bank	22	-	-	-	-	-	-	-	-	-	22	-	-	-
Other banks	145	-	-	-	-	11	53	(42)	1,509	-	1,612	37	8,431	2
Other FI	103	-	-	200	(1)	54	17	237	120	-	460	679	120	-
Corporate	1,425	57	16	34	-	54	66	22	582	-	2,029	1,812	865	86
Personal	24	-	-	-	-	-	-	-	-	-	24	12	-	-

	1,729	57	16	651	(77)	2,484	1,807	1,328	2,290	-	5,347	2,540	9,546	88

31 December 2012

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	9,597	3

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	14,255	14,144	846	(885)	13,181	13,034	717	(754)
Other banks	3,202	3,327	272	(244)	3,537	3,488	163	(139)
Other FI	581	573	24	(21)	616	607	8	(5)
Corporate	2,643	2,251	61	(51)	2,580	2,295	28	(20)

	20,681	20,295	1,203	(1,201)	19,914	19,424	916	(918)

24

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	78	(16)	58	17	119	16	-	135	-	16	-
Other banks	1	-	-	72	(9)	1	2	71	350	-	422	-	456	695
Other FI	-	-	-	1	-	24	13	12	41	-	53	-	41	-
Corporate	257	161	98	42	-	11	9	44	79	-	380	226	79	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	-	-

	265	161	98	193	(25)	94	41	246	486	-	997	234	592	695

31 December 2012

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	618	26

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,486	3,435	287	(264)	3,182	3,134	302	(275)
Other banks	786	772	40	(39)	856	863	31	(30)
Other FI	8	5	-	(1)	8	5	-	(1)
Corporate	592	510	4	(7)	426	353	3	(7)

	4,872	4,722	331	(311)	4,472	4,355	336	(313)

25

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	8	8	-	17	-	17	-	156	-
Other banks	1	-	-	-	-	-	-	-	313	-	314	-	413	-
Other FI	1	-	-	-	-	-	-	-	-	-	1	-	-	-
Corporate	181	31	21	-	-	-	-	-	42	-	223	25	42	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	-	-

	197	31	21	-	-	8	8	-	372	-	569	34	611	-

31 December 2012

Government	-	-	-	-	-	9	-	9	17	-	26	-	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	623	-

	31 March 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	4	4	1	(1)	4	4	1	(1)
Corporate	271	274	23	(24)	319	317	31	(33)

	275	278	24	(25)	323	321	32	(34)

26

Appendix 3 Risk management supplement (continued)

Country risk: Eurozone periphery by country: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Gross
						Long	Short		Derivatives	Repos			Derivatives	Repos
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	1	-	1	-	-	1	-	-	-
Other banks	-	-	-	-	-	-	-	-	10	-	10	-	11	-
Other FI	-	-	-	-	-	-	-	-	-	-	-	1	13	14
Corporate	289	168	56	-	-	-	1	(1)	24	-	312	29	24	-
Personal	14	-	-	-	-	-	-	-	-	-	14	11	-	-

	303	168	56	-	-	1	1	-	34	-	337	41	48	14

31 December 2012

Government	-	-	-	-	-	3	-	3	-	-	3	-	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	54	15

27